Exhibit 99.1

Stantec

STN
TSX·NYSE

WE ARE BETTER TOGETHER

2017 SECOND QUARTER REPORT

Three and Six Months Ended June 30, 2017, and 2016

Table of Contents

i Report to Shareholders

Management's Discussion and Analysis

M–1 Core Business and Strategy
M–2 Results
M–21 Summary of Quarterly Results
M–23 Statements of Financial Position
M–24 Liquidity and Capital Resources
M–27 Other
M–28 Outlook
M–29 Critical Accounting Estimates, Developments, and Measures
M–31 Controls and Procedures
M–31 Risk Factors
M–31 Subsequent Events
M–32 Caution Regarding Forward-Looking Statements

Unaudited Interim Condensed Consolidated Financial Statements

F–1 Consolidated Statements of Financial Position
F–2 Consolidated Statements of Income
F–3 Consolidated Statements of Comprehensive Income (Loss)
F–4 Consolidated Statements of Shareholders' Equity
F–5 Consolidated Statements of Cash Flows
F–6 Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Creating communities is our purpose. Designing with community in mind is our promise.

We're active members of the communities we serve. That's why at Stantec, we always design with community in mind.

The Stantec community unites approximately 22,000 employees working in over 400 locations across 6 continents. We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, water, and infrastructure projects to life. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation—begins at the intersection of community, creativity, and client relationships.

Our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients' needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Report to Shareholders

Second Quarter 2017

By executing our strategy of providing world-class design services from local offices around the world, Stantec performed very well in the second quarter of 2017. We achieved organic gross revenue growth across our geographies, and organic growth was very positive in most of our business operating units, particularly Buildings.

As you can see in the table below, gross revenue was up 26% this quarter over Q2 16. That growth was driven not only by acquisitions but also by organic growth, which was 4.5% this quarter compared to the second quarter of 2016. We experienced organic growth across our Canadian, US, and Global Consulting Services reportable segments; our Construction Services reportable segment also contributed to organic growth.

The sale of Innovyze, Inc. has impacted our financial results; therefore, interpreting the numbers is more complex. We have included adjusted net income and adjusted diluted EPS figures so that you can see the impact of the tax expense and the gain on sale.

Financial Summary

For the period ended June 30 (In millions of Canadian dollars, except per share amounts and %)	2017 Q2 $	2016 Q2 $	Change

Gross revenue	1,318.6	1,046.6	26.0%
EBITDA (note)	158.1	73.7	114.5%
Adjusted EBITDA(note)	103.5	84.6	22.3%
Net income	97.6	21.2	360.4%
Adjusted net income (note)	57.9	39.5	46.6%
Diluted earnings per share (EPS)	0.85	0.20	325.0%
Adjusted diluted EPS (note)	0.51	0.37	37.8%
Cash dividends declared per common share	0.1250	0.1125	11.1%

Note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures defined in the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2016 Annual Report and Q2 17 Management’s Discussion and Analysis.

Our Buildings, Water, and Infrastructure business operating units led this quarter’s growth. For Buildings, the mobilization of new project wins in Canada and new opportunities in the US Education sector contributed to organic gross revenue growth of 5.1% in Q2 17 compared to Q2 16. Our Infrastructure business operating unit earned organic gross revenue growth at 4.6% compared to Q2 16, driven by the US and Canadian Transportation sectors. Our Water business operating unit experienced 4.1% organic gross revenue growth compared to Q2 16; the organic revenue growth came from Water’s Global and United States operations.

Comparing Q2 17 to Q2 16, our Environmental Services business operating unit organic gross revenues were flat, and our Energy & Resources business operating unit experienced organic revenue retraction of 11.8%. This retraction is at a reduced rate compared to 2016, continuing a positive trend that should see an eventual return to growth for this business operating unit.

As you’ll read in the Management’s Discussion and Analysis, we’re winning significant projects across a wide range of sectors and geographies. This diversity will continue to mitigate the impacts of an unpredictable world economy, enabling us to achieve good performance despite various global factors beyond our control.

i

After almost 30 years at Stantec and almost 9 of those years serving as president and chief executive officer, I will be retiring at the end of 2017. Gord Johnston, leader of our Infrastructure business operating unit, will take on the role of president and chief executive officer on January 1, 2018. Gord has worked in our industry for over 30 years, 20 of those with Stantec. Gord’s understanding of Stantec’s culture and strategy makes him a great choice for Stantec’s fifth CEO. I’ll work with him until the end of the year to ensure a smooth transition.

Stantec’s success each quarter depends on the experience, creativity, expertise, and goodwill of our employees. It also depends on the continuing support of our clients and shareholders. Please accept my thanks for making it possible for Stantec to create communities around the world.

Bob Gomes

President & CEO

August 8, 2017

ii

Management’s Discussion and Analysis

AUGUST 8, 2017

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter ended June 30, 2017, dated August 8, 2017, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the two quarters ended June 30, 2017; the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2016 Annual Report filed on February 23, 2017; and the Report to Shareholders contained in our 2017 Second Quarter Report. Our unaudited interim consolidated financial statements and related notes for the quarter ended June 30, 2017, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as we used in 2016.

All amounts shown in this report are in Canadian dollars unless otherwise indicated. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this Management’s Discussion and Analysis.

Core Business and Strategy

Our Company’s work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through design, construction, commissioning, maintenance, decommissioning, and remediation—begins at the intersection of community, creativity, and client relationships. By integrating our expertise, we are able to provide our clients with a vast number of project solutions. We believe this integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices.

Our business objective is to be a top 10 global design firm, and our focus is to provide professional services in the infrastructure and facilities market, principally on a fee-for-service basis, while maintaining our newly acquired construction management at-risk services. To realize our business objective, we plan on achieving a compound average growth rate of 15% through a combination of organic and acquisition growth, while also providing dividend returns for our shareholders. Our core business and strategy and the key performance drivers and capabilities required to meet our business objective have not changed in the second quarter of 2017 from those described on pages M-4 to M-19 of our 2016 Annual Report (incorporated here by reference).

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-1	Stantec Inc.

Results

OVERALL PERFORMANCE

Highlights for Q2 17

We had strong results in the quarter with organic gross revenue growth in all of our Canadian, US, and Global Consulting Services as well as our Construction Services reportable segments. Comparing the second quarter of 2016 to the second quarter of 2017:

•	Gross revenue increased 26.0%—from $1,046.6 million to $1,318.6 million

•	EBITDA increased from $73.7 million to $158.1 million; adjusted EBITDA increased 22.3%—from $84.6 million to $103.5 million

•	Net income increased from $21.2 million to $97.6 million

•	Diluted earnings per share (EPS) increased from $0.20 to $0.85; adjusted diluted EPS increased 37.8%—from $0.37 to $0.51

EBITDA was impacted by a pre-tax gain of $54.6 million on the sale of our water software business, Innovyze Inc. and its subsidiaries (collectively, Innovyze). Diluted EPS was impacted by this gain and the associated tax expense. (EBITDA, adjusted EBITDA, and adjusted diluted EPS, all non-IFRS measures, are further discussed in the Definition of Non-IFRS Measures section of this report.)

The following table summarizes key financial data for Q2 17 and Q2 16 and the first two quarters of 2017 and 2016:

	Quarter Ended June 30				Two Quarters Ended June 30
(In millions of Canadian dollars, except per share amounts and %)	2017	2016	$ Change	% Change	2017	2016	$ Change	% Change

Gross revenue	1,318.6	1,046.6	272.0	26.0%	2,594.9	1,802.0	792.9	44.0%
Net revenue	891.5	777.4	114.1	14.7%	1,765.3	1,406.0	359.3	25.6%
EBITDA (note 1)	158.1	73.7	84.4	114.5%	247.9	140.2	107.7	76.8%
Adjusted EBITDA (note 1)	103.5	84.6	18.9	22.3%	193.4	154.9	38.5	24.9%
Net income	97.6	21.2	76.4	360.4%	39.6	51.8	(12.2)	(23.6%)
Adjusted net income (note 1)	57.9	39.5	18.4	46.6%	103.7	77.4	26.3	34.0%

EPS – basic	0.86	0.20	0.66	330.0%	0.35	0.52	(0.17)	(32.7%)
EPS – diluted	0.85	0.20	0.65	325.0%	0.35	0.52	(0.17)	(32.7%)

Adjusted EPS – basic (note 1)	0.51	0.37	0.14	37.8%	0.91	0.77	0.14	18.2%
Adjusted EPS – diluted (note 1)	0.51	0.37	0.14	37.8%	0.91	0.77	0.14	18.2%
Cash dividends declared per common share	0.125	0.1125	0.0125	11.1%	0.250	0.225	0.025	11.1%

Cash flows
From operating activities	103.7	31.0	72.7	n/m	76.1	21.3	54.8	n/m
From (used) in investing activities	179.9	(936.3)	1,116.2	n/m	134.3	(1,062.6)	1,196.9	n/m
(Used in) from financing activities	(268.1)	1,023.6	(1.291.7)	n/m	(209.8)	1,132.7	(1,342.5)	n/m

n/m = not meaningful

note 1: EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share (EPS) are non-IFRS measures and are further discussed in the Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section (the Definitions section) of our 2016 Annual Report and this report.

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-2	Stantec Inc.

Additional highlights of our key activities and initiatives undertaken during the quarter follows:

•	Revenue increased 26.0% because of acquisitions completed in 2016 and 2017, organic revenue growth, and the impact of foreign exchange rates. Consulting Services achieved 1.8% organic gross revenue growth, and including Construction Services, we had overall organic gross revenue growth of 4.5% in Q2 17 compared to Q2 16.

•	We had strong organic gross revenue growth of 5.1% in our Buildings business operating unit. Growth was mainly due to the mobilization of new project wins in Canada and increased opportunities within our US Education Sector. In Q2 17 compared to Q2 16, our Infrastructure business operating unit had organic gross revenue growth of 4.6%, resulting from growth in our US and Canadian Transportation sector; our Water business operating unit had 4.1% organic revenue growth; and our Environmental Services business operating unit was flat.

•	Organic revenue in our Energy & Resources business operating unit retracted 11.8% in Q2 17 compared to Q2 16 because of the continued weakness in the oil and gas industry in Canada, but this rate of retraction is slowing compared to 2016. Our Oil & Gas sector in Energy & Resources now represents only approximately 3% of our total 2017 year-to-date gross revenue.

•	Gross margin increased—from 53.6% in Q2 16 to 53.8% in Q2 17—mainly in our Buildings and Infrastructure business operating units.

•	Our administrative and marketing expenses decreased as a percentage of net revenue—from 43.9% in Q2 16 to 42.3% in Q2 17—primarily due to Q2 16 acquisition-related costs associated with the MWH Global, Inc. (MWH) acquisition; without these costs, administrative and marketing expenses for Q2 16 would have been 42.6%. Items impacting Q2 17 administrative and marketing expenses include MWH Americas’ integration costs and higher IT licensing and operating costs, offset by lower occupancy costs.

•	Amortization of intangible assets decreased $1.2 million in Q2 17 compared to Q2 16 due to the sale of Innovyze.

•	Interest expense decreased $4.6 million primarily because we had a $3.9 million breakage fee on our senior secured notes in Q2 16.

•	On May 5, 2017, we closed the sale of Innovyze, resulting in a pre-tax gain of $54.6 million in Q2 17 (further described in the Innovyze Sale section of this report). We saw this as an opportunity to continue working with Innovyze in servicing our clients while allowing both companies to prosper with the best available resources.

•	On the sale of Innovyze we received gross proceeds of US$270.0 million, less working capital adjustments and assumed indebtedness and subject to customary post-closing adjustments. From a balance sheet perspective, the sale reduced our goodwill by $194.4 million and intangible assets by $95.1 million, and we reduced our credit facility revolving debt by $221.3 million.

•	We completed the transition of projects and financial integration of the Americas Consulting Services division of MWH into our enterprise management system. We are in the planning stages for full integration of MWH’s global consulting operations, which we expect to complete in 2018.

•	On April 28, 2017, we acquired certain assets and liabilities of Inventrix Engineering, Inc. (Inventrix), adding 22 staff to our Company. Inventrix, based in Seattle, Washington, provides expertise in mechanical engineering. This addition enhances our Buildings business operating unit in the United States.

•	We extended the maturity of our $800 million senior secured revolving credit facility to May 6, 2021, and redenominated tranche C of our senior secured term loan from US funds of $116.7 million to Canadian funds of $160.0 million.

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-3	Stantec Inc.

•	We declared and paid a cash dividend of $0.1250 per share on July 13, 2017, to shareholders of record on June 30, 2017. Additionally, on August 8, 2017, we declared a dividend of $0.1250 per share, payable on October 12, 2017, to shareholders of record on September 29, 2017.

•	Stantec announced that following a nine-year tenure as the Company’s president and chief executive officer, Bob Gomes will retire effective December 31, 2017. Bob will remain as a director on Stantec’s board. Gord Johnston, executive vice president of Stantec’s Infrastructure business operating unit, was selected by the board of directors to assume the role of president and chief executive officer, effective January 1, 2018. Gord has more than 30 years of industry leadership experience, including more than 20 years with Stantec. He holds both bachelor’s and master’s degrees in civil engineering from the University of Alberta and has also completed the Harvard Business School’s Leading Professional Services Firms program. In addition, he has served on the board of directors for the Association of Consulting Engineering Companies (ACEC) in Canada and as the past president of the Consulting Engineers of Alberta. During his time at Stantec, Gord has taken on various roles, including business leader for our Water and Infrastructure business operating units and has played an active role in helping guide our strategic planning over the past nine years.

RESULTS COMPARED TO 2017 TARGETS

In the Management’s Discussion and Analysis in our 2016 Annual Report, we established various ranges of expected performance for fiscal year 2017. The following table indicates our progress toward these targets as at June 30, 2017:

Measure	2017 Target Range	Results Achieved YTD
Gross margin as % of net revenue	Between 53% and 55%	53.9%	✓
Administrative and marketing expenses as % of net revenue	Between 41% and 43%	42.9%	✓
EBITDA as % of net revenue (notes 1 and 2)	Between 11% and 13%	14.0%	✓
Net income as % of net revenue	At or above 5.0%	2.2%	x

This table and the discussion paragraph below contain forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this report.

note 1: EBITDA as a percentage of net revenue is calculated as EBITDA, divided by net revenue.

note 2: EBITDA is a non-IFRS measure (discussed in the Definitions section of our 2016 Annual Report and this report).

✓   Met or performed better than target.

x     Did not meet target.

At the end of Q2 17, we met our target for gross margin and administrative and marketing expenses as a percentage of net revenue and we exceeded our target for EBITDA. EBITDA as a percentage of net revenue was impacted by the $54.6 million gain on the sale of Innovyze; without this impact, EBITDA would have been 11.0%.

We did not meet our target for net income as a percentage of net revenue. Net income was impacted by the sale of Innovyze because the $54.6 million gain on the sale was more than offset by the associated income tax expense year to date of $94.5 million. Without these impacts, our net income as a percentage of net revenue would have been 4.5%, which is slightly below our targeted range.

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-4	Stantec Inc.

RESULTS OF OPERATIONS

The following table summarizes key operating results as a percentage of net revenue and the percentage increase or decrease in the dollar amount for each key operating result:

	Quarter Ended June 30			Two Quarters Ended June 30
	Percentage of Net Revenue		Percentage Increase (Decrease) *	Percentage of Net Revenue		Percentage Increase (Decrease) *
	2017	2016	2017 vs. 2016	2017	2016	2017 vs. 2016

Gross revenue	147.9%	134.6%	26.0%	147.0%	128.2%	44.0%
Net revenue	100.0%	100.0%	14.7%	100.0%	100.0%	25.6%
Direct payroll costs	46.2%	46.4%	14.3%	46.1%	46.2%	25.2%
Gross margin	53.8%	53.6%	15.0%	53.9%	53.8%	25.9%
Administrative and marketing expenses	42.3%	43.9%	10.5%	42.9%	43.6%	23.6%
Depreciation of property and equipment	1.5%	1.6%	8.8%	1.6%	1.6%	21.7%
Amortization of intangible assets	2.1%	2.6%	(6.0%)	2.4%	2.2%	37.5%
Net interest expense	0.7%	1.4%	(42.6%)	0.8%	1.0%	(0.7%)
Other net finance expense	0.2%	0.3%	(46.2%)	0.2%	0.3%	(2.7%)
Share of income from joint ventures and associates	(0.1%)	(0.1%)	100.0%	(0.1%)	(0.1%)	90.9%
Foreign exchange loss (gain)	(0.1%)	0.0%	n/m	0.0%	0.0%	n/m
Gain on disposition of a subsidiary	(6.1%)	0.0%	n/m	(3.1%)	0.0%	n/m
Other expense (income)	(0.1%)	0.0%	n/m	(0.1%)	0.0%	n/m
Income before income taxes	13.4%	3.9%	293.8%	9.3%	5.2%	125.5%
Income taxes	2.4%	1.2%	n/m	7.1%	1.5%	n/m
Net income	11.0%	2.7%	360.4%	2.2%	3.7%	(23.6%)

n/m = not meaningful

* Percentage increase (decrease) calculated based on the dollar change from the comparable period.

The following sections outline specific factors that affected the results of our operations in the second quarter of 2017 and should be read in conjunction with our unaudited interim consolidated financial statements for the quarter ended June 30, 2017.

GROSS AND NET REVENUE

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant, subcontractor, and other direct expenses) and analyze results in relation to net revenue rather than gross revenue. The difference between gross revenue and net revenue is larger for construction-related projects than for consulting-related projects since Construction Services incurs higher costs for subcontractors and direct materials.

For the purpose of the analysis and tables that follow, revenue earned by acquired companies in the first 12 months following an acquisition is initially reported as revenue from acquisitions and thereafter reported as organic revenue.

Consulting Services generates a portion of gross revenue in foreign currencies, primarily in US dollars. Construction Services generates gross revenue primarily in British pound sterling and US dollars. In 2016, our reportable segments generated a portion of gross revenue in US dollars. The value of the Canadian dollar averaged US$0.78 in Q2 16 and US$0.74 in Q2 17, representing a 5.1% decrease. The weakening Canadian dollar had a positive effect on the revenue reported in Q2 17 compared to Q2 16. The value of the Canadian dollar averaged GBP$0.59 in Q2 17 compared to GBP$0.54 in Q2 16. The strengthening of our Canadian dollar relative to the British pound sterling had a negative effect on the revenue reported in Q2 17 compared to Q2 16. Fluctuations in other foreign currencies did not have a material impact on our revenue in Q2 17 compared to Q2 16.

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-5	Stantec Inc.

Our contract backlog was $3.9 billion at December 31, 2016, and was the same at June 30, 2017—$2.9 billion in Consulting Services and $1.0 billion in Construction Services. (Backlog is a non-IFRS measure further discussed in the Definitions section of our 2016 Annual Report.). Backlog increases as a result of project wins and acquisitions completed in a quarter. Year to date, these increases were offset by the fluctuation in foreign exchange since the Canadian dollar was US$0.77 at June 30, 2017, compared to US$0.74 at December 31, 2016.

The following tables summarize the impact of acquisitions, organic growth, and foreign exchange on our gross and net revenue:

Gross Revenue (In millions of Canadian dollars)	Quarter Ended June 30 2017 vs. 2016	Two Quarters Ended June 30 2017 vs. 2016

Increase due to
Net acquisition growth/divestiture	200.5	754.1
Organic growth	47.4	29.1
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	24.1	9.7
Total net increase in gross revenue	272.0	792.9

Net Revenue (In millions of Canadian dollars)	Quarter Ended June 30 2017 vs. 2016	Two Quarters Ended June 30 2017 vs. 2016

Increase (decrease) due to
Net acquisition growth/divestiture	95.2	372.0
Organic growth (retraction)	0.6	(19.5)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	18.3	6.8
Total net increase in net revenue	114.1	359.3

The acquisitions that led to acquisition growth are listed in the following Gross Revenue by Reportable Segments section. When comparing Q2 17 to Q2 16, we had organic gross revenue growth in Construction Services and in our Buildings, Infrastructure, and Water business operating units. Our Environmental Services business operating unit was stable while organic gross revenue retracted in our Energy & Resources business operating unit.

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-6	Stantec Inc.

Gross Revenue by Reportable Segments

The following charts and tables summarize gross revenue and gross revenue growth in our two service offerings and our four reportable segments—Consulting Services for Canada, United States, and Global; and Construction Services.

  Gross Revenue by Reportable Segment

(In millions of Canadian dollars)	Quarter Ended June 30, 2017	Quarter Ended June 30, 2016	Total Change	Change Due to Net Acquisitions/ Divestiture	Change Due to Organic Growth	Change Due to Foreign Exchange
Consulting Services
Canada	298.6	293.1	5.5	4.0	1.5	n/a
United States	583.5	509.7	73.8	44.0	7.9	21.9
Global	164.1	103.1	61.0	51.7	7.2	2.1

Total Consulting Services	1,046.2	905.9	140.3	99.7	16.6	24.0
Construction Services	272.4	140.7	131.7	100.8	30.8	0.1

Total	1,318.6	1,046.6	272.0	200.5	47.4	24.1

n/a = not applicable

Note: Comparative figures have been reclassified due to a realignment between Consulting Services—United States and Consulting Services—Global reportable segments.

  Gross Revenue by Reportable Segment

(In millions of Canadian dollars)	Two Quarters Ended June 30, 2017	Two Quarters Ended June 30, 2016	Total Change	Change Due to Net Acquisitions/ Divestiture	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange
Consulting Services
Canada	579.6	592.0	(12.4)	8.4	(20.8)	n/a
United States	1,169.5	943.3	226.2	198.1	19.7	8.4
Global	301.3	126.0	175.3	174.7	(0.6)	1.2

Total Consulting Services	2,050.4	1,661.3	389.1	381.2	(1.7)	9.6
Construction Services	544.5	140.7	403.8	372.9	30.8	0.1

Total	2,594.9	1,802.0	792.9	754.1	29.1	9.7

n/a = not applicable

Note: Comparative figures have been reclassified due to a realignment between Consulting Services—United States and Consulting Services—Global reportable segments.

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-7	Stantec Inc.

Total gross revenue in Q2 17 was positively impacted by the acquisitions completed in 2016 and 2017, the weakening Canadian dollar in Q2 17 compared to Q2 16, and organic growth in all reportable segments.

The following acquisitions, completed in 2016 and 2017, impacted our reportable segments year to date:

Consulting Services – Canada

•	MWH Global, Inc. (MWH) (May 2016)
•	Architecture | Tkalcic Bengert (Arch | TB) (December 2016)

Consulting Services – United States

•	Bury Holdings, Inc. (Bury) (March 2016)
•	VOA Associates, Inc. (VOA) (May 2016)
•	MWH Global, Inc. (MWH) (May 2016)
•	Edwards & Zuck, P.C. and Edwards & Zuck, D.P.C. (collectively, Edwards & Zuck) (September 2016)
•	Inventrix Engineering, Inc. (Inventrix) (April 2017)

Consulting Services – Global

•	MWH Global, Inc. (MWH) (May 2016)

Construction Services

•	MWH Global, Inc. (MWH) (May 2016)

Consulting Services – Canada

Gross revenue from our Consulting Services – Canada operations increased 1.9% in Q2 17 compared to Q2 16 and decreased 2.1% year to date. Organic revenue grew 0.5% in Q2 17 compared to Q2 16 because of growth in our Buildings and Infrastructure business operating units; this was partly offset by retraction in our Energy & Resources and Environmental Services business operating units. Organic revenue in our Water business operating unit was flat in Q2 17 compared to Q2 16.

In the private sector, our Energy & Resources business operating unit experienced year-to-date organic revenue retraction in two sectors: Oil & Gas and Power. In our Oil & Gas sector, retraction in Q2 17 was slower than in the previous five quarters. We continued to win a stream of generally smaller projects because of our strong client relationships and industry expertise. Strength in our Atlantic region Power sector partly offset weakness in other areas of the country. Our Mining business revenues grew organically year to date compared to the same period in 2016 because we secured a major project in Q2 17.

In our Environmental Services business operating unit, we continued to see year-to-date revenue retraction compared to 2016, mainly in our Oil & Gas sector in Alberta and British Columbia. This was partly offset by growth in other provinces. Almost 67% of our Canadian Environmental Services revenue is derived from our Oil & Gas clients.

The Community Development sector of our Infrastructure business operating unit saw growth overall in Quebec and southern Alberta; however, central and northern Alberta showed retraction due to the continuing weakness in the oil and gas market. Benefiting from 2016 provincial budgets that provided stimuli for infrastructure spending, our Transportation sector continued to show strong year-to-date organic growth.

Our Water business operating unit has benefited from infrastructure spending on water and wastewater treatment facilities. Year to date, our Canadian Water business has experienced organic revenue growth, particularly in British Columbia.

Our Buildings business operating unit had stable organic gross revenue year to date compared to the same period in 2016. In Q2 17, we saw organic growth due to the mobilization of new project wins. Organic gross revenue grew in

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-8	Stantec Inc.

British Columbia and Ontario, while we saw retraction in the Prairie Provinces. The Quebec telecommunication business has shown softness year to date.

Consulting Services – United States

Gross revenue in our Consulting Services – United States operations increased 24.0% year to date and 14.5% in Q2 17 compared to Q2 16. These increases resulted from acquisition growth, particularly in our Buildings and Water business operating units; organic revenue growth; and foreign exchange. Organic gross revenue grew 1.5% in Q2 17 compared to Q2 16 and grew 2.1% year to date in 2017 compared to the same period in 2016. This growth was largely driven by our Buildings and Infrastructure business operating units. Within our Infrastructure business operating unit, Transportation grew due to our strategic market position in North America. Organic growth in our Buildings business operating unit resulted mainly from steady activity in the healthcare and commercial markets, and we saw increased opportunities in the southwestern United States, particularly in our Education sector. Our Power business saw growth year to date, assisted by renewable energy and distributed generation, along with continued market penetration in the transmission and distribution markets.

In the private sector, the housing market continued to grow, specifically in Florida, Texas, and the western United States. We saw a continued trend toward urbanization, which means that cities need to be revitalized. We continued to capitalize on our expertise in environmental mitigation and to build on our remediation and recovery expertise in our Environmental Services business.

The public sector continued to be a growth area for us, though some uncertainty in the political and regulatory environment, notably at the federal level, remains. Partly in response to fiscal constraints, design-build opportunities increased in the United States because some clients view design-build as a more efficient project delivery method. Organic revenue growth occurred in our Transportation sector due to our strategic market position in program management, bridge inspection, light-rail transit, roadway, and bridge projects. Our Water business continued to benefit from regulatory requirements, including consent decrees that mandate municipalities to upgrade their water and wastewater facilities, as well as the continued efforts of public agencies and private industry to improve operational efficiency. Acquisition revenue from our Waterpower & Dams sector was strong in our Energy & Resources business operating unit in our eastern US operations.

Consulting Services – Global

Gross revenue from our Consulting Services – Global operations increased $175.3 million year to date and $61.0 million in Q2 17 compared to Q2 16. Year to date, acquisition revenue increased as a result of the MWH acquisition. Organic gross revenue was flat year to date when compared to the same period in 2016. We experienced modest year-over-year organic revenue growth in our Environmental Services and Water business operating units. This growth was fueled by increased public water sector spending in Australia and New Zealand, strong water-related activity in the United Kingdom, and private sector environmental services activity in Continental Europe. This organic revenue growth was offset by continued softness in our Mining and Buildings businesses. Mining revenue was down primarily in Latin America, driven by project delays and cancellations where our major mining clients continue to struggle with low commodity prices. Revenue in our Buildings business operating unit was down primarily in the Middle East, which has been impacted by low oil prices and recent political instability.

Construction Services

Construction Services earned $272.4 million in gross revenue in Q2 17 and $544.5 million year to date. Revenue was generated primarily in the United States and United Kingdom.

The United States generated $160.1 million in Q2 17 and $338.8 million year to date in gross revenue. In Florida, Texas, and the western United States, we had significant and steady work during the quarter on a number of major water and wastewater treatment plant construction projects. Also, activity increased on a major new commercial contract in the western United States; under this contract, we are performing the construction management and project management services for a major manufacturer.

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-9	Stantec Inc.

The remaining $107.6 million in Q2 17 and $197.4 million year to date in gross revenue for Construction Services was earned mainly in the United Kingdom. Revenue in the United Kingdom was driven by ongoing construction activities for water utilities in the third year of the Asset Management Programme (AMP6) cycle.

An example of a project awarded during the quarter involves us providing pre-construction and construction services for the Southeast Water Pollution Control Plant Bio-Solids Digester Facility in San Francisco, California. To meet the community’s improved sewer system service goals, our team will replace the existing digester facilities with new, expanded, and modern facilities.

Gross Revenue by Consulting Services – Business Operating Units

The following charts and tables summarize gross revenue and gross revenue growth in our five Consulting Services business operating units—Buildings, Energy & Resources, Environmental Services, Infrastructure, and Water:

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-10	Stantec Inc.

  Gross Revenue by Consulting Services - Business Operating Unit

	Quarter Ended June 30
(In millions of Canadian dollars, except %)	2017	% of Consulting Services Gross Revenue	2016	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2017 vs. 2016
Consulting Services
Buildings	238.0	22.8%	198.2	21.9%	20.1%
Energy & Resources	115.9	11.1%	109.0	12.0%	6.3%
Environmental Services	172.3	16.4%	153.5	16.9%	12.2%
Infrastructure	297.0	28.4%	272.4	30.1%	9.0%
Water	223.0	21.3%	172.8	19.1%	29.1%

Total Consulting Services	1,046.2	100.0%	905.9	100.0%	15.5%

Note: Comparative figures have been reclassified due to a realignment of our organizational structure from four to five business operating units and a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

	Two Quarters Ended June 30
(In millions of Canadian dollars, except %)	2017	% of Consulting Services Gross Revenue	2016	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2017 vs. 2016
Consulting Services
Buildings	466.7	22.8%	413.0	24.9%	13.0%
Energy & Resources	232.3	11.3%	194.5	11.7%	19.4%
Environmental Services	331.9	16.2%	275.5	16.6%	20.5%
Infrastructure	561.4	27.4%	519.6	31.2%	8.0%
Water	458.1	22.3%	258.7	15.6%	77.1%

Total Consulting Services	2,050.4	100.0%	1,661.3	100.0%	23.4%

Note: Comparative figures have been reclassified due to a realignment of our organizational structure from four to five business operating units and a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

As indicated above, gross revenue growth was impacted by acquisitions, organic revenue retraction, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact that these factors had on gross revenue earned by each Consulting Services business operating unit is summarized in the following tables:

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-11	Stantec Inc.

  Gross Revenue by Consulting Services - Business Operating Unit

	Quarter Ended June 30, 2017 vs. 2016

(In millions of Canadian dollars)	Total Change	Change Due to Net Acquisitions/ Divestiture	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange
Consulting Services
Buildings	39.8	24.5	10.2	5.1
Energy & Resources	6.9	17.5	(12.9)	2.3
Environmental Services	18.8	14.8	(0.2)	4.2
Infrastructure	24.6	3.5	12.5	8.6
Water	50.2	39.4	7.0	3.8

Total Consulting Services	140.3	99.7	16.6	24.0

Note: Comparative figures have been reclassified due to a realignment of our organizational structure from four to five business operating units and a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

  Gross Revenue by Consulting Services - Business Operating Unit

	Two Quarters Ended June 30, 2017 vs. 2016

(In millions of Canadian dollars)	Total Change	Change Due to Net Acquisitions/ Divestiture	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange
Consulting Services
Buildings	53.7	57.3	(4.5)	0.9
Energy & Resources	37.8	60.5	(24.2)	1.5
Environmental Services	56.4	54.5	(0.2)	2.1
Infrastructure	41.8	20.4	18.3	3.1
Water	199.4	188.5	8.9	2.0

Total Consulting Services	389.1	381.2	(1.7)	9.6

Note: Comparative figures have been reclassified due to a realignment of our organizational structure from four to five business operating units and a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

The following lists the acquisitions completed in 2016 and 2017 that impacted specific Consulting Services business operating units year to date:

Buildings	Energy & Resources	Infrastructure
Bury (Mar. 2016)	MWH (May 2016)	Bury (Mar. 2016)
VOA (May 2016)		MWH (May 2016)
Edwards & Zuck (Sep. 2016)
Arch | TB (Dec. 2016)	Environmental Services	Water
Inventrix (Apr. 2017)	MWH (May 2016)	MWH (May 2016)

Buildings

Gross revenue for our Buildings business operating unit increased 20.1% in Q2 17 and 13.0% year to date in 2017 compared to the same periods in 2016 because of acquisition growth and foreign exchange. Organic revenue grew 5.1% when comparing Q2 17 to Q2 16, and we had 1.1% organic revenue retraction year to date when comparing 2017 to 2016. Organic revenue growth in Q2 17 is attributed to the mobilization of new project wins in Canada and an increase in contract revenue on a major project in the Middle East. Because of the robust quarter in Q1 16, the

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-12	Stantec Inc.

year-to-date retraction was larger than it might otherwise have been. Also, the decline in the oil and gas sector continued to impact private and public spending in our Canadian and Middle Eastern operations.

In Canada, we maintained strong activity in the healthcare, commercial, and education markets, plus we experienced steady activity in the civic and industrial sectors. In the United States, gross revenue increased partly due to strategic acquisitions completed in 2016. We experienced steady activity in the healthcare and commercial markets and saw increased opportunities in the southwestern United States, particularly in our Education sector. We benefit from the urbanization trend across North America as inner cities are revitalized. Our Civic sector provides a range of services to respond to these needs.

Highlights of projects secured in the quarter include a contract (in partnership with DIALOG) to provide architectural and interior design as well as structural and electrical engineering services for the new Calgary Cancer Centre, a leading healthcare and academic facility with over 100 patient exam rooms, 160 inpatient beds, 15 radiation therapy treatment vaults, 120 systemic treatment chairs, and a variety of labs for cancer research. During the quarter, we were also awarded the contract to provide design, architecture, interior design, furniture planning, and lab planning for the Texas Woman’s University’s new Science and Technology Learning Center, a 73,000-square-foot graduate research facility with technologically advanced tools to investigate chemistry, psychology, applied biology, dental hygiene, and nutrition and food sciences.

Energy & Resources

Gross revenue for our Energy & Resources business operating unit increased 6.3% in Q2 17 compared to Q2 16 and increased 19.4% year to date in 2017 compared to the same period in 2016. Revenue was positively impacted by acquisition growth. Organic gross revenue retracted 11.8% in Q2 17 compared to Q2 16 and 12.4% year to date in 2017 compared to the same period in 2016. This represents a continued positive trend in our retraction in this business operating unit. Sustained weakness in the oil and gas sector in Canada and the United States continued to impact our engineering services. We experienced year-to-date organic revenue retraction in our Mining and Oil & Gas sectors in 2017 compared to 2016. Power retracted year over year with organic revenue growth in the United States offset by retraction in Canada.

In our Oil & Gas sector, organic revenue retraction continued year to date in 2017 compared to the same period in 2016. Despite a slowdown caused by uncertain market conditions, we continued to be awarded new work in our midstream business because of our strong client relationships.

In our Power sector, we continued securing projects as a result of infrastructure improvement, environmental compliance, and resiliency requirements in the transmission and distribution and the power replacement markets. In the United States, our organic revenue growth was strong, assisted by renewable energy, plant services, and distributed energy, along with continued penetration in the transmission and distribution markets. Our Canadian Power operations were impacted by the slowdown in capital spending by Oil & Gas clients, resulting in deferred gas-generation projects. Nonetheless, we continued to secure smaller projects.

Our Mining sector’s organic revenue retraction is primarily attributed to the continuing slowdown in the mining market and impacted by regulation changes in Indonesia, affecting a major project. The organic retraction in our operations is due mainly to continued challenging macroeconomic industry conditions and clients managing their debt levels. These debt levels resulted in a cautious approach to capital spending. The retraction in 2016 was challenging for the mining industry; however, in 2017, the number of small and midsized capital projects has increased.

An example of a mining project awarded in the quarter was an underground mining study to determine the final mine design, scheduling, costing, infrastructure, and equipment requirements for the Mariana Norte and Emilia deposits of the Cerro Negro gold mine in Santa Cruz, Argentina.

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-13	Stantec Inc.

Activity in the Waterpower & Dams sector remains steady, especially in our US operations with recent project awards in US West operations and continued work on the Oroville Dam repairs in California.

Highlights of projects won in our Oil & Gas sector in the quarter include providing engineering and procurement services for additions to four compressor stations in Alberta, part of a project to increase the capacity of a natural gas pipeline in northwestern Alberta. We will also provide detailed engineering design that involves project management, construction management, contracting, and procurement services for a pipeline replacement project. This project will enable the continued transportation of refined petroleum products between the Edmonton and Calgary regions. As well this quarter, our Company earned a contract to provide pre-turnaround engineering and turnaround execution support for the ongoing safe operation of a refinery in the Edmonton region.

One Power project to highlight this quarter is our contribution to Manitoba Hydro’s Bipole III High Voltage Direct Current (HVDC) project. Stantec will be providing additional office and site engineering support under an existing contract for construction and commissioning of the Riel and Keewatinohk converter stations. This project will improve the reliability and dependability of the overall power grid, which provides renewable energy to southern Manitoba.

Environmental Services

Gross revenue for our Environmental Services business operating unit increased 12.2% in Q2 17 compared to Q2 16 and 20.5% year to date in 2017 compared to year to date in 2016. Acquisition growth and foreign exchange positively impacted revenue.

Environmental Services continued to be impacted by low commodity prices and reduced capital spending, primarily in the midstream oil and gas sector. This led to delays and cancellations and put downward pressure on project fees. Existing large-scale projects continued to wind down; however, the oil and gas industry did start to show signs of stabilization in Q2 17. Our North American operations continued to win a stream of generally smaller lower-margin projects because of our strong client relationships and industry expertise.

In the United States, we had organic gross revenue growth. The winding down of projects was offset by growth in our Power and Transportation sectors. We experienced increased activity in airport, rail, and highway and road projects, particularly in our eastern US operations, and we see strong backlog spread across all our primary sectors. With the addition of MWH, we expanded our services in the manufacturing sector to serve their key legacy clients.

In Canada, Environmental Services continued to face pricing pressure as clients reviewed their supply chain for opportunities to gain efficiencies; therefore, our margins were impacted. Organic gross revenue retraction slowed year to date as evidenced by recent wins, including some new clients and an increase in small project opportunities. Although the oil and gas and mining markets continued to be challenged across North America, we maintained our backlog because of our strong emphasis on operations and maintenance programs and the award and execution of a few assessment projects. We saw growth in government infrastructure spending, including spending for Aboriginal communities.

In our Global operations, we had higher-than-expected project volume in Italy due to a significant Environmental Services contract.

Highlights of projects awarded in the quarter include our response to the Oroville Dam emergency. Within two days of the discovery of a damaged spillway at the Oroville Dam Facilities in Northern California, Stantec was on site supporting the recovery efforts of the California Department of Water Resources (DWR). Our long history and knowledge of DWR’s facilities played a key role in our being selected this quarter to lead the engineering and construction management services for the rebuild of the Oroville Dam main and auxiliary spillways. In addition to this new contract, we are providing multiple other services during the recovery efforts, including monitoring dam and spillway safety, relocating a damaged transmission line, and providing ongoing regulatory and permitting support.

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-14	Stantec Inc.

Infrastructure

Gross revenue for our Infrastructure business operating unit increased 9.0% in Q2 17 compared to Q2 16 and 8.0% year to date in 2017 compared to the same period in 2016. This increase was due to acquisition revenue and organic gross revenue growth of 4.6% in Q2 17 compared to Q2 16 and 3.5% year to date in 2017 compared to year to date in 2016 as well as due to foreign exchange.

Our Community Development sector was stable year to date in 2017 compared to the same period in 2016. We perform approximately 40% of our Community Development work in Canada and approximately 60% in the United States. The flat Alberta economy resulted in lower business volume and downward pressure on fees. Except for Alberta, other parts of Canada and the United States experienced a continued demand for housing, a continued interest in urban development, and an increase in mixed-use commercial projects. In Canada, we completed projects for Parks Canada across the country to prepare for celebrating Canada’s 150th anniversary. US organic gross revenue was stable year over year; however, acquisition revenue benefited from the acquisition of Bury. We continued working on US urban design projects, further developing our expanded level of expertise to provide urban and brownfield solutions.

Our Transportation sector saw organic growth, mainly in the United States, that was primarily due to increased revenue in our Transit & Rail operations. Our Transportation sector generates approximately 75% of its revenue in the United States. An expanding US economy and our North American strategic market position led to increased organic growth opportunities, especially in the alternative project delivery market where we had several program management, light-rail transit, roadway, and bridge projects in various stages of development.

Our maturity and prominence in the Transportation sector allows us to compete for very large projects, which attracts top talent, increases our diversity, and positions us to compete in both large and small markets. Transportation’s backlog grew, and we continued to pursue large project opportunities in both Canada and the United States.

Highlights of projects in the quarter include our Community Development team winning the Alberta Infrastructure contract to provide project management, preliminary design, detailed design, and construction management for the next five years on the 2,000-acre Parsons Creek master-planned community development in Fort McMurray, Alberta. The Parsons Creek community will eventually be home to about 24,000 people.

Water

Gross revenue for our Water business operating unit increased 29.1% in Q2 17 compared to Q2 16 and increased 77.1% year to date in 2017 compared to the same period in 2016. These increases resulted from acquisition growth and organic revenue growth of 4.1% in Q2 17 compared to Q2 16 and 3.4% year to date in 2017 compared to year to date in 2016. During Q2 17, organic growth in gross revenue was notably strongest in our global operations, and we had modest positive organic growth in our US operations, particularly in Texas. Stability in our Canadian operations was supported by strong large project growth in Alberta and British Columbia, combined with retraction in other Prairie Provinces and Quebec. Year over year, organic revenue growth occurred in each of our Canada, US, and global operations.

Organic growth in North America in the first half of 2017 compared to the same period in 2016 was driven by the following: alternative project delivery, coastal restoration and protection, mandated regulatory improvements, water supply portfolio planning to accommodate growth and technology applications around water quality regulatory mandates, and operational efficiency.

Our Water sector in the United Kingdom benefited from strong revenue in the UK Water Asset Management Programme (AMP6) cycle. Our Middle East operations remained stable because of ongoing programs in Qatar and Dubai. In our Asia Pacific Water operations, revenues were better than expected, driven by the receipt of contract change orders, particularly in our Sydney, Australia, operations.

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-15	Stantec Inc.

Highlights of projects secured in the quarter include a contract amendment to design the pump station and pipelines for the City of San Mateo, California’s Basins 2 and 3 Collection System Improvements Project. The project, part of the City’s Clean Water Program, will eliminate overflows from the City’s water collection and treatment systems, protecting San Francisco Bay from unwanted discharges of contaminated water.

Also during the quarter, we were awarded a five-year contract for continued implementation of a Capacity Assurance Program (CAP) for Lexington, Kentucky. Stantec was awarded a similar five-year contract in 2012 to develop and implement the City’s CAP. The CAP, mandated by federal consent decree under the U.S. Clean Water Act, ensures that there is adequate capacity in the wastewater conveyance, transmission, and treatment systems before new connections to the wastewater sewer system are authorized.

We believe that our goal of occupying the number one position in water and sewer work in the world has been realized with the combination of Stantec and MWH.

GROSS MARGIN

For a definition of gross margin, refer to the Definitions section of our 2016 Annual Report (incorporated here by reference). Gross margin as a percentage of net revenue was 53.8% in Q2 17 compared to 53.6% in Q2 16. The year-to-date gross margin was 53.9% in 2017 compared to 53.8% in 2016. Our gross margin was within our previously targeted range of 53.0% to 55.0% (set out in our 2016 Annual Report). The increase from Q2 16 to Q2 17 resulted from an increase in margins in our US operations and in Consulting Services, particularly in our Buildings and Infrastructure business operating units.

The following table summarizes gross margin percentages by reportable segments:

  Gross Margin by Reportable Segments

	Quarter Ended June 30		Two Quarters Ended June 30
	2017	2016	2017	2016
Consulting Services
Canada	53.5%	53.3%	53.5%	53.8%
United States	55.6%	54.3%	55.8%	54.1%
Global	54.0%	59.9%	57.5%	58.2%
Construction Services	34.5%	36.6%	36.1%	36.6%

Note: Comparative figures have been reclassified due to a realignment between Consulting Services—United States and Consulting Services—Global reportable segments.

In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing two primary service offerings—Consulting Services and Construction Services—across diverse geographic locations, business operating units (within Consulting Services), and all phases of the infrastructure and facilities project life cycle.

In Consulting Services, our US operations had higher margins in Q2 17 compared to Q2 16 and year to date mainly from the mix of projects acquired from MWH and predominantly in the Water and Energy & Resources business operating units due in part to the scale of projects and the way we managed the scope of the work.

Margins for our Global operations decreased in Q2 17 compared to Q2 16 due to a lower mix of high-margin mining projects, a higher mix of low-margin water projects, and the May 5, 2017, divestiture of Innovyze, which operated at high margins. Year-to-date gross margins declined compared to the same period in 2016 primarily due to a change in the mix of projects acquired from MWH, particularly in our Mining sector and Water business operating unit. This was partly offset by a higher contribution from Innovyze in 2017 compared to 2016.

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-16	Stantec Inc.

Construction Services is a high-volume, lower-margin business that incurs more subcontractors and direct expenditures than Consulting Services. Margins decreased in Q2 17 compared to Q2 16 due to the extensions of project life completion dates for certain US- and UK-based projects that have resulted in recognizing additional costs. Also, a US facility management project with a lower margin had higher activity in Q2 17 compared to Q2 16.

Consulting Services can be further described by business operating unit. The following table summarizes our gross margin percentages by business operating unit:

  Gross Margin by Consulting Services - Business Operating Unit

	Quarter Ended June 30		Two Quarters Ended June 30
	2017	2016	2017	2016
Consulting Services
Buildings	54.8%	53.0%	55.0%	54.2%
Energy & Resources	50.3%	50.8%	51.7%	48.0%
Environmental Services	57.0%	57.3%	56.7%	57.3%
Infrastructure	55.5%	53.1%	54.6%	53.5%
Water	56.4%	58.9%	57.7%	58.1%

Note: Comparative figures have been reclassified due to a realignment of our organizational structure from four to five business operating units and a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

Our Buildings business operating unit had higher margins in Q2 17 compared to Q2 16 and year to date in 2017 compared to the same period in 2016; this resulted because of more project work in our higher-margin US Commercial and Education sectors as well as an increase in contract revenue on a major project in the Middle East. These increases were partly offset by a decrease in gross margins in our Canadian operations due to increased competition.

Our Energy & Resources business operating unit had higher margins year to date mainly due to the mix of projects acquired from MWH, particularly in the Waterpower & Dams sector.

Our Infrastructure business operating unit had higher margins in Q2 17 compared to Q2 16 and year to date in 2017 compared to 2016 due to the mix of projects, in particular, higher margin projects in our Texas operations.

Our Water business operating unit had lower margins in Q2 17 compared to Q2 16 due to the May 5, 2017, divestiture of Innovyze, which operated at high margins, as well as the mix of projects in the quarter.

ADMINISTRATIVE AND MARKETING EXPENSES

Administrative and marketing expenses as a percentage of net revenue was 42.3% in Q2 17 compared to 43.9% in Q2 16. Our year-to-date administrative and marketing expenses as a percentage of net revenue was 42.9% in 2017 compared to 43.6% in 2016, falling within the expected range of 41% to 43% (set out in our 2016 Annual Report).

For 2016, excluding the impact of $14.2 million in acquisition-related costs year to date and $10.8 million for Q2 16, our administrative and marketing expenses as a percentage of net revenue was 42.6% for both Q2 16 and year to date in 2016.

Year-to-date administrative and marketing expenses as a percentage of net revenue was lower in 2017 compared to 2016 mainly due to the decrease in acquisition-related costs incurred for the MWH acquisition as noted above. As well, office occupancy costs decreased year to date by approximately $7 million compared to 2016 due to consolidating

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-17	Stantec Inc.

our offices and optimizing our existing office space. These decreases were partly offset by higher IT software licensing and investments in our core infrastructure of approximately $9 million year to date. Also, project and financial MWH Americas integration activities of approximately $2 million were incurred because of lower utilization.

Administrative and marketing expenses fluctuate year to year because of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, by business development, and by integration activities resulting from acquisitions. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher because of integration activities, including orienting newly acquired staff.

AMORTIZATION OF INTANGIBLE ASSETS

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog and finite-lived trademarks are generally amortized over an estimated useful life of 1 to 3 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 12 quarters following an acquisition. Also included in intangible assets is purchased and internally generated computer software that is amortized over an estimated useful life ranging from 3 to 7 years.

The following table summarizes the amortization of identifiable intangible assets for Q2 17 and Q2 16 and year to date for 2017 and 2016:

Amortization of Intangibles	Quarter Ended June 30		Two Quarters Ended June 30
(In thousands of Canadian dollars)	2017	2016	2017	2016

Client relationships	6,774	7,702	16,204	11,512
Backlog	6,618	6,538	13,622	8,718
Software	3,764	4,481	9,053	9,272
Other	2,101	1,685	4,410	2,035
Lease disadvantage	(530)	(465)	(1,052)	(793)

Total amortization of intangible assets	18,727	19,941	42,237	30,744

Intangible asset amortization decreased $1.2 million in Q2 17 compared to Q2 16. This resulted mainly from a $1.6 million decrease in client relationships and software amortization due to the divestiture of Innovyze. We ceased amortizing Innovyze’s intangibles on March 31, 2017, when Innovyze was categorized as held for sale. Therefore, Q2 16 had two months of amortization related to Innovyze and Q2 17 had no amortization.

The year-to-date increase of $11.5 million from 2016 to 2017 results from an increase in client relationships, backlog, finite-life trademarks, and lease advantages from acquisitions completed in 2016. Particularly, the MWH acquisition added $315.3 million to intangible assets in 2016 (including Innovyze).

Based on the unamortized intangible asset balance remaining at the end of Q2 17, we expect our amortization expense for intangible assets for the full year 2017 to be approximately $80.0 million. The actual expense may be impacted by any new acquisitions completed after Q2 17 and the fluctuation in foreign exchange.

NET INTEREST EXPENSE

Net interest expense decreased $4.6 million in Q2 17 compared to Q2 16 and $0.1 million year to date in 2017 compared to 2016. These decreases were primarily because we had a $3.9 million breakage fee on our senior secured notes in Q2 16. In addition, during Q2 17, we repaid $221.3 million of our revolving credit facility using the

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-18	Stantec Inc.

proceeds we received from the Innovyze sale. The balance outstanding on our revolving credit facility and term loan was $713.4 million at June 30, 2017, and $942.8 million at June 30, 2016. We had a higher outstanding long-term debt balance in Q1 17 compared to Q1 16, which was incurred mainly for the MWH acquisition in May 2016. The average interest rate for our current revolving credit facility and term loan was approximately 3.25% at June 30, 2017, and approximately 3.0% at June 30, 2016. Our financing arrangements are further described in the Liquidity and Capital Resources section of this report.

Based on our credit balance at June 30, 2017, we estimate that a 0.5% increase in interest rates, with all other variables held constant, would have decreased net income for the first two quarters of 2017 by $1.3 million and decreased basic earnings per share (EPS) by $0.01. If the interest rate had been 0.5% lower, an equal and opposite impact on net income and basic EPS would have occurred.

FOREIGN EXCHANGE GAINS AND LOSSES

We recorded a $1.1 million foreign exchange gain in Q2 17 compared to an immaterial foreign exchange gain in Q2 16. These gains arose from the translation of foreign-denominated assets and liabilities held in our Canadian, US, and other foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell foreign currencies in exchange for Canadian dollars. The foreign exchange gain reported during the quarter was caused by the volatility of daily foreign exchange rates and by the timing of the recognition and relief of foreign-denominated assets and liabilities.

We recorded an $81.3 million loss on the translation of our foreign operations in other comprehensive income in the first two quarters of 2017 compared to a $56.0 million loss in the same period in 2016. These unrealized losses arose when translating our foreign operations into Canadian dollars. The loss during the first two quarters of 2017 was a result of the strengthening Canadian dollar—from US$0.74 at December 31, 2016, to US$0.77 at June 30, 2017.

We estimate that at June 30, 2017, a 1.0% decrease in foreign exchange rates, with all other variables held constant, would have increased net income by $34,000 for the first two quarters of 2017 and increased basic earnings per share by less than $0.01. If the exchange rates had increased by 1.0%, an equal and opposite impact on net loss and basic loss per share would have occurred.

INNOVYZE SALE

On May 5, 2017, we completed the sale of the shares of our software business, Innovyze, to the EQT Mid Market US fund, part of the international alternative investments firm EQT, for gross proceeds of $369.1 million (US$270 million), less estimated working capital adjustments, resulting in net cash proceeds of $336.9 million. The working capital adjustments are expected to be finalized in the third quarter, at which time the payable will be settled.

In Q1 17, we recorded a $90.4 million deferred tax liability and expense relating to the value of our net investment in Innovyze—the goodwill allocated to Innovyze and its undistributed profits. This deferred tax liability was reversed in Q2 17 when we recorded the gain on sale and current tax expense. This sale transaction resulted in an accounting gain of $54.6 million. The gain for tax purposes was $352.6 million, which is higher than the accounting gain because the adjusted cost base (for tax purposes) of Innovyze was $9.0 million, resulting in a current tax provision of $124.1 million (further explained in the Income Taxes section of this report).

During the quarter, the Company used the net proceeds on sale, less taxes payable and certain transaction costs, to repay its long-term debt by $221.3 million.

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-19	Stantec Inc.

This transaction straddled two quarters of our results. The following tables summarize the impact on our Q1 17 and Q2 17 and year-to-date results:

Impact of Innovyze Transaction

(In millions of Canadian dollars except per share amounts)	Q1 17	Q2 17	YTD

Gross proceeds	-	369.1	369.1
Estimated working capital adjustments	-	(15.3)	(15.3)
Transaction costs	-	(16.9)	(16.9)

Net proceeds from sale	-	336.9	336.9
Net assets on close	-	(282.3)	(282.3)

Pre-tax gain on disposal	-	54.6	54.6

Impact on Taxes, Net Income, and EPS
Current tax provision	-	(124.1)	(124.1)
Deferred taxes previously recorded on Innovyze net assets	-	27.6	27.6
Deferred taxes recorded on held for sale classification	(90.4)	92.4	2.0

Income taxes expense	(90.4)	(4.1)	(94.5)

Impact on net income	(90.4)	50.5	(39.9)

Impact on EPS - basic	(0.79)	0.44	(0.35)

Impact on EPS - diluted	(0.79)	0.44	(0.35)

In our Q1 17 Management’s Discussion and Analysis, we provided a proforma estimated impact of the Innovyze transaction. These estimates were not materially different from the table above, except for a $15.5 million decrease in the income tax expense that resulted from a revised estimate of the tax expense on the disposition. Other differences between the table above and the proforma figures were due to assumptions made on foreign exchange.

INCOME TAXES

Without the impact of the $94.5 million year-to-date tax expense related to the sale of Innovyze, our effective income tax rate for the first two quarters of 2017 would have been 27.5% compared to 27.8% for the year ended December 31, 2016. The effective tax rate of 27.5% is based on statutory rates in jurisdictions where we operate and on our estimated earnings in each of those jurisdictions.

The taxable gain on the Innovyze sale was $352.6 million, which is higher than the $54.6 million accounting gain because the adjusted cost base of Innovyze was $9.0 million. The shares of Innovyze were purchased as part of the MWH acquisition. Stantec acquired MWH in a taxable share acquisition where the tax basis of MWH’s shares was equal to the consideration paid. Special elections were not available to push down this consideration to the adjusted cost base of MWH’s subsidiaries. Therefore, the fair value of MWH’s assets purchased, including intangibles and goodwill, could not be considered in calculating the taxable gain on the Innovyze sale. In addition, for US federal tax purposes, the current tax due on the gain on the sale of Innovyze was taxed as ordinary income at full US federal and state tax rates.

We review statutory rates, uncertain tax positions, and jurisdictional earnings quarterly and adjust our estimated income tax rate accordingly.

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-20	Stantec Inc.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected data derived from our consolidated financial statements for each of the most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sept 30, 2016

Gross revenue	1,318.6	1,276.3	1,240.8	1,257.3
Net revenue	891.5	873.8	820.2	872.2
Net income (loss)	97.6	(58.0)	29.4	49.3
Adjusted net income (note 1)	57.9	45.8	40.4	63.0

Earnings (loss) per share – basic	0.86	(0.51)	0.26	0.43
Earnings (loss) per share – diluted	0.85	(0.51)	0.26	0.43
Adjusted EPS – basic (note 1)	0.51	0.40	0.35	0.55
Adjusted EPS – diluted (note 1)	0.51	0.40	0.35	0.55

	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sept 30, 2015

Gross revenue	1,046.6	755.4	710.4	750.8
Net revenue	777.4	628.6	567.4	620.1
Net income	21.2	30.6	25.3	49.9
Adjusted net income (note 1)	39.5	37.6	32.7	55.3

EPS – basic	0.20	0.33	0.27	0.53
EPS – diluted	0.20	0.32	0.27	0.53
Adjusted EPS – basic (note 1)	0.37	0.40	0.35	0.59
Adjusted EPS – diluted (note 1)	0.37	0.40	0.34	0.58

Quarterly earnings per share (EPS) and basic and diluted adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted diluted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money.

Note 1: Adjusted net income and adjusted basic and diluted EPS are non-IFRS measures and are further discussed in this report and the Definitions section of our 2016 Annual Report.

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-21	Stantec Inc.

The table below compares quarters, summarizing the impact of net acquisition growth/divestiture, organic growth, and foreign exchange rates on gross revenue:

Gross Revenue

(In millions of Canadian dollars)	Q2 17 vs. Q2 16	Q1 17 vs. Q1 16	Q4 16 vs. Q4 15	Q3 16 vs. Q3 15

Increase (decrease) in gross revenue due to
Net acquisition growth/divestiture	200.5	553.6	563.7	568.6
Organic growth (retraction)	47.4	(18.3)	(31.3)	(59.1)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	24.1	(14.4)	(2.0)	(3.0)

Total net increase in gross revenue	272.0	520.9	530.4	506.5

Q3 16 vs. Q3 15. During Q3 16, net income decreased $0.6 million, or 1.2%, from Q3 15, and adjusted diluted earnings per share (EPS) for Q3 16 decreased $0.03, or 5.2%, compared to Q3 15. Net income for Q3 16 was positively impacted by an increase in revenue due to acquisitions completed in 2016 and 2017. This was partly offset by the impact of foreign exchange rates on revenue earned by our US subsidiaries and by a 7.9% organic revenue retraction. Our gross margin decreased—from 54.5% in Q3 15 to 54.2% in Q3 16. This decrease was caused by the mix of projects, downward pressures on fees in some sectors, and the addition of the lower-margin Construction Services business. Our administrative and marketing expenses as a percentage of net revenue increased—from 39.4% in Q3 15 to 41.1% in Q3 16—mainly due to higher administrative labor costs and an increase in integration activities from the MWH acquisition. Interest expense increased $5.0 million in Q3 16 compared to Q3 15, primarily because of an increase in our outstanding long-term debt, attributable to the MWH acquisition.

Q4 16 vs. Q4 15. During Q4 16, net income increased by $4.1 million, or 16.2%, from Q4 15, and adjusted diluted EPS for Q4 16 increased $0.01, or 2.9%, compared to Q4 15. Net income for Q4 16 was positively impacted by a decrease in depreciation expense as a percentage of net revenue. This decrease is a result of a decrease in additions to property and equipment as a percentage of net revenue over the last two years and the fact that MWH had less depreciation as a percentage of net revenue compared to legacy Stantec. This was partly offset by an increase in amortization of intangible assets resulting from acquisitions and an increase in our net interest expense due to an increase in our outstanding long-term debt, mainly for the MWH acquisition. In addition, the effective interest rate decreased from 28.0% at Q3 16 to 27.8% at Q4 16. Our gross margin increased—from 54.1% in Q4 15 to 54.5% in Q4 16. This increase was due to higher margins in the mix of projects acquired from MWH. Our administrative and marketing expenses as a percentage of net revenue increased—from 43.7% in Q4 15 to 44.3% in Q4 16—mainly due to higher professional fees and marketing and business development labor as a percentage of net revenue.

Q1 17 vs. Q1 16. During Q1 17, we had a net loss of $58.0 million compared to a net income of $30.6 million in Q1 16. Adjusted diluted EPS was $0.40 in both Q1 17 and Q1 16. Our results were impacted by a deferred tax charge of $90.4 million related to the potential sale of Innovyze. In accordance with IFRS, because the sale was probable at March 31, 2017, in Q1 17, we recorded a deferred tax liability and expense relating to the value of our net investment in Innovyze. If we had excluded this impact, our net income for Q1 17 would have increased 5.9%—from $30.6 million in Q1 16 to $32.4 million in Q1 17. Our results were positively impacted by an increase in gross margin—from 53.9% in Q1 16 to 54.1% in Q1 17—mainly due to the mix of projects acquired from MWH. This was offset by an increase in administrative and marketing expenses as a percentage of net revenue—from 43.2% in Q1 16 to 43.6% in Q1 17—mainly due to marketing and business development labor costs and integration activities resulting from the MWH acquisition. Amortization of intangible assets increased $12.7 million and interest expense increased $4.5 million; both increases resulted primarily from the MWH acquisition.

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-22	Stantec Inc.

Statements of Financial Position

The following table highlights the major changes to assets, liabilities, and equity since December 31, 2016:

  Balance Sheet Summary

(In millions of Canadian dollars)	Jun 30, 2017	Dec 31, 2016	$ Change	% Change

Total current assets	1,608.3	1,582.5	25.8	1.6%
Property and equipment	210.2	213.9	(3.7)	(1.7%)
Goodwill	1,581.8	1,828.1	(246.3)	(13.5%)
Intangible assets	300.1	449.5	(149.4)	(33.2%)
Other financial assets	166.2	160.1	6.1	3.8%
All other assets	53.4	50.6	2.8	n/m

Total assets	3,920.0	4,284.7	(364.7)	(8.5%)

Current portion of long-term debt	200.6	91.9	108.7	118.3%
All other current liabilities	934.2	980.9	(46.7)	(4.8%)
Total current liabilities	1,134.8	1,072.8	62.0	5.8%

Long-term debt	601.2	928.6	(327.4)	(35.3%)
Net employee defined benefit liability	46.3	50.5	(4.2)	(8.3%)
Deferred tax liabilities	50.5	79.6	(29.1)	(36.6%)
All other liabilities	172.2	176.7	(4.5)	(2.5%)
Equity	1,911.8	1,975.7	(63.9)	(3.2%)
Non-controlling interests	3.2	0.8	2.4	n/m

Total liabilities and equity	3,920.0	4,284.7	(364.7)	(8.5%)

n/m = not meaningful

Refer to the Liquidity and Capital Resources section of this report for an explanation of the changes in current assets and current liabilities.

Overall, the carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position decreased because of the strengthening Canadian dollar—from US$0.74 at December 31, 2016, to US$0.77 at June 30, 2017. Other factors that impacted our long-term assets and liabilities are indicated below.

Goodwill and intangible assets decreased as a result of completing the Innovyze sale on May 5, 2017. Most notably, we sold $194.4 million of goodwill and $95.1 million of intangible assets. Other financial assets increased mainly from an increase in investments held for self-insured liabilities.

Total current and long-term debt decreased, a result of a decrease in our revolving credit facility, a $50.7 million decrease in notes payable from prior-year acquisitions, and an $11.1 million decrease in finance lease obligations. In accordance with our Credit Facility Agreement, we were required to pay down our debt with the net proceeds of the Innovyze sale (less taxes payable and certain transaction costs), which reduced our revolving credit facility by $221.3 million. This payment was partly offset by additional funds drawn from our revolving credit facility during the quarter. Deferred tax liabilities decreased due to the Innovyze sale.

Our shareholders’ equity decreased mainly due to a $67.2 million loss in other comprehensive income resulting from $81.3 million of unrealized losses on the translation of our foreign subsidiaries. This was partly offset by

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-23	Stantec Inc.

$13.8 million of realized cumulative exchange loss that was reclassified out of equity on the disposition of Innovzye. Shareholders’ equity also decreased because of $28.5 million in dividends declared year to date and $14.4 million spent to repurchase 465,713 shares in Q2 17 under our Normal Course Issuer Bid through the Toronto Stock Exchange. These decreases were partly offset by $39.6 million in net income earned in the first two quarters of 2017, $4.4 million in share options exercised for cash, and $2.2 million expensed for share-based compensation.

Liquidity and Capital Resources

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $800 million revolving credit facility, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model (explained in the Management’s Discussion and Analysis in our 2016 Annual Report) reduces the impact of changing market conditions on operating cash flows. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our Credit Facilities. This was the case for the MWH acquisition: we financed the acquisition through the net proceeds of both a public offering and funds drawn from our Credit Facilities (defined and further described in the Capital Management section of this report).

We continue to limit our exposure to credit risk by placing our cash and short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

WORKING CAPITAL

The following table summarizes working capital information at June 30, 2017, compared to December 31, 2016:

(In millions of Canadian dollars, except ratio)	June 30, 2017	Dec 31, 2016	$ Change

Current assets	1,608.3	1,582.5	25.8
Current liabilities	(1,134.8)	(1,072.8)	(62.0)
Working capital (note)	473.5	509.7	(36.2)
Current ratio (note)	1.42	1.48	n/a

note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both are non-IFRS measures and are further discussed in the Definitions section of our 2016 Annual Report.

n/a = not applicable

Current assets increased primarily because of a $41.4 million increase in trade and other receivables and unbilled revenue. These increases in current assets were partly offset by a decrease of $7.4 million in cash and cash equivalents and a decrease of $5.4 million in cash in escrow.

Gross revenue trade receivables decreased by $11.4 million or 1.5% from December 31, 2016, to June 30, 2017. During the same period, our gross trade receivables in the over-90-day aging categories decreased by $9.8 million or 7.3%. This decrease is due to the mix of clients who, in certain cases, had been given extended payment terms and have subsequently made payment. This mix of clients may impact our trade receivables aging categories going forward. We reduce our gross revenue trade receivables with an allowance for doubtful accounts that is calculated using historical statistics for collection and loss experience. We also allow for specific projects based on our best estimate of an allowance after assessing the collectability of the outstanding receivables balance.

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-24	Stantec Inc.

Investment in trade and other receivables and in unbilled revenue decreased from 88 days at December 31, 2016, to 86 days at June 30, 2017. This decrease occurred mainly in our Environmental Services business operating unit. As well, compared to Consulting Services, our Construction Services business has lower overall investment in trade and other receivables and in unbilled revenue (58 days at June 30, 2017).

Current liabilities increased primarily due to reclassifying $150.0 million of our term loan from long-term to current since Tranche A of our term loan is due May 6, 2018. (Without reclassifying, our current ratio would have been 1.63.) In addition, deferred revenue increased $8.0 million. These increases were partly offset by a $53.9 million decrease in trade and other payables that is mainly attributable to the timing of payroll and payments for annual employee short-term incentive award payments. As well, the current portion of our long-term debt decreased because of a $35.9 million decrease in the current portion of notes payable for past acquisitions, a $4.7 million decrease in provisions for project-related claims due to the timing of claims payable, and a $5.5 million decrease in current finance lease obligations.

CASH FLOWS

Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and summarized in the following table:

	Quarter Ended June 30			Two Quarters Ended June 30
(In millions of Canadian dollars)	2017	2016	Change	2017	2016	Change

Cash flows from operating activities	103.7	31.0	72.7	76.1	21.3	54.8
Cash flows from (used in) investing activities	179.9	(936.3)	1,116.2	134.3	(1,062.6)	1,196.9
Cash flows (used in) from financing activities	(268.1)	1,023.6	(1,291.7)	(209.8)	1,132.7	(1,342.5)

Cash Flows from Operating Activities

Cash flows from operating activities are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, which includes short-term employee incentive awards. The increase in cash flows from operating activities year to date in 2017 compared to the same period in 2016 resulted from an increase in cash receipts from clients due to acquisition growth. This increase in cash inflows was partly offset by an increase in cash outflows paid to employees, which in turn was caused by an increase in the number of employees and short-term incentive awards paid in the quarter. As well, cash paid to suppliers increased because of acquisition growth and the timing of various payments. Income taxes paid decreased by $7.9 million mainly due to paying less tax instalments.

Cash Flows from Investing Activities

Cash flows from investing activities increased year to date in 2017 compared to the same period in 2016, mainly due to the receipt of $336.6 million (net of cash sold) from the sale of Innovyze and less cash outflow for business acquisitions. Year to date in 2016, we used $1.0 billion to pay cash consideration for acquisitions (mainly MWH) and notes payable for prior-year acquisitions compared to $48.9 million used year to date in 2017. These increases in cash inflows were partly offset by an income tax instalment of $124.2 million paid on the sale of Innovyze. In addition, we had $3.5 million less cash outflow for the purchase of investments held for self-insured liabilities year to date in 2017 compared to year to date in 2016. We also had less cash inflows from other financial assets since last year we received $13.3 million related to the liquidation of a trust acquired from MWH.

We are primarily a professional services organization; therefore, we are not capital intensive. In the past, we made capital expenditures mostly for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Property and equipment and software purchases totalled $31.6 million year to

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-25	Stantec Inc.

date in 2017 compared to $27.3 million year to date in 2016. During the remainder of 2017, we plan to continue investing in enhancements to our information technology infrastructure and enterprise systems; this will optimize and streamline business processes and prepare us for continued growth. Year to date, we financed property and equipment and software purchases through cash flows from operations.

In the Management’s Discussion and Analysis in our 2016 Annual Report, we indicated that in 2017 we expected to spend approximately $15.0 million in software additions and approximately $75.0 million in property and equipment, excluding capital assets acquired from acquisitions. Our expectations regarding these expenditures have not changed.

Cash Flows Used in Financing Activities

Cash flows used in financing activities increased year to date in 2017 compared to 2016, mainly due to a $161.6 million net cash outflow for the payment of our revolving credit facility in 2017 compared to a net cash inflow of $612.6 million in 2016. In 2017, we used $221.3 million from the proceeds of the Innovyze sale to reduce our revolving credit facility. In 2016, we had a net cash inflow of $579.7 million from the issuance of shares, as well as a net cash inflow of $603.2 million from the settlement of our old revolving credit facility and senior secured notes and funds drawn on our new revolving credit facility and term loans. The increase in cash used in financing for 2017 year to date compared to 2016 year to date was also due to an additional $6.6 million outflow for the payment of dividends. These increases were partly offset by a decrease of $3.8 million paid to repurchase shares for cancellation under our Normal Course Issuer Bid.

CAPITAL MANAGEMENT

We manage our capital structure by maintaining a net debt to EBITDA ratio of less than 2.5 to 1.0. At June 30, 2017, our net debt to EBITDA ratio was 1.34, calculated on a trailing four-quarter basis. Based on an adjusted EBITDA, our net debt to adjusted EBITDA was 1.52. There may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level for a period of time.

In 2016, we entered into an agreement for $1.25 billion syndicated senior secured credit facilities (Credit Facilities) consisting of a senior secured revolving credit facility in the maximum amount of $800 million and a $450 million term loan in three tranches. The revolving credit facility expires on May 6, 2021, and may be repaid from time to time at our option. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Tranches A and B of the term loan were drawn in Canadian funds of $150 million each (due May 6, 2018, and May 6, 2019, respectively), and tranche C was drawn in US funds of $116.7 million (due May 6, 2020). On May 5, 2017, we reached an agreement to extend the maturity date of our $800 million senior secured revolving credit facility from May 6, 2020, to May 6, 2021, and to redenominate tranche C of our $450 million senior secured term loan from US funds of $116.7 million to Canadian funds of $160.0 million. Transaction costs for the Credit Facilities were $9.4 million and will be amortized over the life of the facilities.

The Credit Facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance, in US dollars as either a US-base rate or a LIBOR advance, or, in the case of the revolving credit facility, in British pound sterling or euros as a LIBOR advance and by way of letters of credit. These facilities bear interest at the reference rate, plus an applicable margin ranging from 0.00% to 2.75%, depending on the nature of the loan drawn and our leverage ratio (a non-IFRS measure). We will also have available additional currencies under the revolving credit facility on a case-by-case basis, depending on availability from lenders at the time of the drawdown. As security for the obligations under these facilities, Stantec and certain of our subsidiaries granted lenders a first-ranking security interest over all present and after-acquired assets, property, and undertakings, subject to customary carve-outs.

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-26	Stantec Inc.

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At June 30, 2017, $487.6 million was available in our revolving credit facility for future activities.

We are subject to financial and operating covenants related to our Credit Facilities. Failure to meet the terms of one or more of these covenants constitutes a default, potentially resulting in accelerated repayment of our debt obligation. In particular, we are required to satisfy the following at all times: (1) our leverage ratio must not exceed 3.0 to 1.0, except in the case of a material acquisition when our leverage ratio must not exceed 3.5 to 1.0 for a period of four complete quarters following the acquisition and (2) our interest coverage ratio must not be less than 3.0 to 1.0. Leverage ratio and interest coverage ratio are defined in the Definition of Non-IFRS Measures section of this report.

We were in compliance with all of these covenants as at and throughout the period ended June 30, 2017.

Other

OUTSTANDING SHARE DATA

At June 30, 2017, 113,816,504 common shares and 4,625,536 share options were outstanding. From July 1, 2017, to August 8, 2017, 5,536 share options were exercised and 6,334 share options were forfeited. At August 8, 2017, 113,822,040 common shares and 4,613,666 share options were outstanding.

CONTRACTUAL OBLIGATIONS

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other obligations at June 30, 2017, on a discounted basis.

Contractual Obligations

	Payment Due by Period

(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	791.8	194.4	341.5	255.5	0.4
Interest on debt	59.7	22.6	30.1	7.0	-
Operating leases	1,065.1	184.8	313.9	209.5	356.9
Finance lease obligation	12.0	7.3	3.3	1.4	-
Purchase and service obligations	57.1	17.5	28.0	11.6	-
Other obligations	44.9	8.6	14.8	0.9	20.6

Total contractual obligations	2,030.6	435.2	731.6	485.9	377.9

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows from Financing Activities and Capital Management sections of this report and notes 12 and 18 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2017.

Our operating lease commitments include future minimum rental payments under non-cancellable agreements for office space. Our purchase and service obligations include enforceable and legally binding agreements to purchase future goods and services. Our other obligations include amounts payable under our deferred share unit plan and amounts payable for performance share units issued under our Long-Term Incentive Program. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment,

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-27	Stantec Inc.

accelerated payments, or a penalty as detailed in each lease agreement. The previous table does not include obligations to fund defined benefit pension plans, although we make regular contributions. Funding levels are monitored regularly and reset with triennial funding valuations performed for the pension plans’ board of trustees. The Company expects to contribute $20.5 million to the pension plans in 2017.

OFF-BALANCE SHEET ARRANGEMENTS

As of June 30, 2017, we had off-balance-sheet financial arrangements relating to letters of credit for $61.2 million that expire at various dates before July 2018. These—including the guarantee of certain office rental obligations—were issued in the normal course of operations. We also provide indemnifications and, in limited circumstances, guarantees. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. As part of the normal course of operations, our surety facilities allow the issuance of bonds for certain types of project work. At June 30, 2017, $356.9 million in bonds—expiring at various dates before January 2021—were issued under these surety facilities. This balance relates mainly to our construction business, which requires construction and performance bonds. These bonds are intended to provide owners with financial security to complete their construction project in the event of default.

FINANCIAL INSTRUMENTS AND MARKET RISK

At June 30, 2017, the nature and extent of our use of financial instruments and the risks associated with these instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2016 Annual Report (incorporated here by reference).

RELATED-PARTY TRANSACTIONS

We have subsidiaries that are 100% owned and structured entities that are consolidated in our financial statements. From time to time, we enter into transactions with associated companies, joint ventures, and joint operations. These transactions involve providing or receiving services and are entered into in the normal course of business. Key management personnel—including the chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), chief business officer (CBO), and executive vice presidents—have the authority and responsibility for planning, directing, and controlling the activities of the Company. We pay compensation to key management personnel and directors in the normal course of business.

From time to time, we guarantee the obligation of a subsidiary or structured entity regarding lease agreements. Also from time to time, we guarantee a subsidiary or structured entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 21 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2017, and notes 13 and 34 of our audited consolidated financial statements for the year ended December 31, 2016 (included in our 2016 Annual Report and incorporated here by reference).

Outlook

The outlook for fiscal 2017 is based on our expectations described in our 2016 Annual Report in the Outlook section (incorporated here by reference). An update to our outlook targets described on pages M-58 and M-59 of the 2016 Annual Report is provided on page M-4 of this report. At June 30, 2017, our geographic outlooks had not changed materially from those described on pages M-59 to M-63 of the 2016 Annual Report.

We expect to achieve a long-term average annual compound growth rate for gross revenue of 15% through a combination of acquisition and organic growth. For 2017, we anticipate continued economic improvement in the United States; increased infrastructure spending in both Canada and the United States; increased spending in the water and wastewater sector; strong spending growth in the US transportation sector; a modest improvement in the energy

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-28	Stantec Inc.

and resource sectors compared to 2016; continued support for alternative project delivery (APD) methods, including public-private partnerships (P3s), in Canada with increasing opportunities for APD in the United States; and modest global economic growth offset by a moderate slowdown in the Canadian housing market.

For the MWH integration, we expect to continue to review various segments of MWH’s business, and we anticipate these segments will become fully integrated into Stantec’s legacy business by the end of 2017. We expect that the integration of some of the Global operations will extend into 2018. Construction Services will not be integrated into Stantec’s Consulting Services platform and will continue to be reported as a separate segment of our business. Management believes synergies associated with revenue opportunities and cross-selling capabilities, as well as back-office functions, are progressing and expect to be realized as we move through the integration phases.

Our business operates in a highly diverse infrastructure and facilities market in North America and globally that consists of many technical disciplines, market sectors, client types, and industries in both the private and public sectors. This gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter, depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter.

Our overall outlook is based in part on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis in our 2016 Annual Report. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

Critical Accounting Estimates, Developments, and Measures

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. There has been no significant change in our critical accounting estimates in Q2 17 from those described in our 2016 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures and in note 5 of our December 31, 2016, audited consolidated financial statements (incorporated here by reference), except for a change in the useful lives of certain property and equipment as further described in note 2 of our interim consolidated financial statements for the quarter ended June 30, 2017 (incorporated here by reference).

DEFINITION OF NON-IFRS MEASURES

This Management’s Discussion and Analysis includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, return on equity ratio, EBITDA, net debt to EBITDA, leverage ratio, interest coverage ratio, backlog, adjusted EBITDA, and adjusted earnings per share (EPS). These non-IFRS measures may not be comparable to similar measures presented by other companies.

For the first two quarters ended June 30, 2017, there has been no significant change in our description of non-IFRS measures from that included in our 2016 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures (incorporated here by reference), except for adding adjusted net income as further described below. For more information, refer to this discussion in our 2016 Annual Report.

We currently use net income as a measure of overall profitability. Management defines adjusted net income as follows:

Adjusted Net Income is net (loss) income as prescribed by IFRS, adjusted to exclude the amortization of acquisition-related intangibles, acquisition-related costs, out-of-ordinary course severance, and gains or losses on property and equipment, sale of subsidiaries, and the rebalancing of our investments held for self-

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-29	Stantec Inc.

insured liabilities. There is no directly comparable IFRS measure for adjusted net income; the most directly comparable measure is net (loss) income.

We believe this non-IFRS measure is useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance) and to provide supplemental measures of operating performance, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS financial measures.

Below is a reconciliation of net income to EBITDA and adjusted EBITDA, and a reconciliations of net income to adjusted net income and EPS to adjusted EPS.

	Quarter Ended June 30		Two Quarters Ended June 30
(In thousands of Canadian dollars, except per share amounts)	2017	2016	2017	2016

Net income for the period	97,634	21,171	39,628	51,792
Add back:
Income taxes	21,998	9,246	124,739	21,154
Net interest expense	6,204	10,843	13,812	13,931
Depreciation of property and equipment	13,568	12,547	27,474	22,604
Amortization of intangible assets	18,727	19,941	42,237	30,744

EBITDA	158,131	73,748	247,890	140,225

Acquistion-related costs	78	10,787	312	14,241
Loss (gain) on sale of property and equipment	(170)	106	(215)	395
Gain on Innovyze sale (note 4)	(54,576)	-	(54,576)	-

Adjusted EBITDA	103,463	84,641	193,411	154,861

	Quarter Ended June 30		Two Quarters Ended June 30
(In thousands of Canadian dollars, except per share amounts)	2017	2016	2017	2016

Net income for the period	97,634	21,171	39,628	51,792
Add back:
Amortization of intangible assets related to acquisitions (note 1 )	10,848	10,760	24,058	15,245
Acquistion-related costs (note 2)	57	7,508	226	10,111
Loss (gain) on sale of property and equipment (note 3)	(123)	74	(156)	280
Gain on Innovyze sale (note 4)	(50,468)	-	39,971	-

Adjusted net income	57,948	39,513	103,727	77,428

Weighted average number of shares outstanding - basic	114,045,875	106,207,939	114,087,887	100,049,233
Weighted average number of shares outstanding - diluted	114,355,587	106,621,988	114,454,989	100,451,362

Adjusted earnings per share

Adjusted earnings per share - basic	0.51	0.37	0.91	0.77
Adjusted earnings per share - diluted	0.51	0.37	0.91	0.77

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. This amount for the quarter ended June 30, 2017, is net of tax of $4,115 (2016 - $4,700). For the two quarters ended June 30, 2017, this amount is net of tax of $9,126 (2016 - $6,227).

note 2: For the quarter ended June 30, 2017, net of tax $21 (2016 - $3,279). For the two quarters ended June 30, 2017, net of tax $86 (2016 - $4,130).

note 3: For the quarter ended June 30, 2017, net of tax of (recovery) ($47) (2016 - $32). For the two quarters ended June 30, 2017, net of tax (recovery) $59 (2016 - $115).

note 4: Refer to the Innovyze sale section for further details.

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-30	Stantec Inc.

RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2017, we adopted the following amendments (further described in note 6 of our December 31, 2016, annual consolidated financial statements and note 4 of our June 30, 2017, unaudited interim consolidated financial statements):

•	Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)

•	Disclosure Initiative (Amendments to IAS 7)

•	Annual Improvements (2014-2016 Cycle) (Amendments to IFRS 12 Disclosure of Interests in Other Entities)

Adopting these amendments had no impact on our financial position or performance.

FUTURE ADOPTIONS

Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 4 of our June 30, 2017, unaudited interim consolidated financial statements (incorporated here by reference).

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. Except as described below, there has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. During the quarter ended June 30, 2017, the process of merging and integrating the MWH Global business into our overall internal control over financial reporting process continued.

Risk Factors

For the first two quarters ended June 30, 2017, there has been no significant change in our risk factors from those described in our 2016 Annual Report; the risk factors are incorporated here by reference.

Subsequent Events

RNL FACILITIES CORPORATION

On July 28, 2017, we acquired all the shares and business of RNL Facilities Corporation (RNL), increasing our staff count by approximately 130 people. RNL, based in Denver, Colorado, has additional offices in Phoenix, Arizona; Los Angeles, California; Washington, DC; and Abu Dhabi, United Arab Emirates. RNL provides expertise in architecture, interior design, urban design, and landscaping. This addition will enhance our Buildings business operating unit.

DIVIDENDS

On August 8, 2017, we declared a cash dividend of $0.1250 per share payable on October 12, 2017, to shareholders of record on September 29, 2017.

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-31	Stantec Inc.

Caution Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlook or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2017 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:

•	The discussion of our overall outlook in the Outlook section, including but not limited to our plan to achieve a compound average growth rate of 15% through a combination of organic and acquisition growth

•	Our short-term, annual, and long-term targets and expectations for our regional and business operating units in the Results Compared to 2017 Targets and Gross and Net Revenue sections

•	Our belief that we will meet our 2017 annual targets (excluding the impact of the Innovyze sale)

•	Our goal to occupy the number one position in water and sewer works in the world and our belief that we have realized this goal

•	Our expectation on the timing for completing the MWH integration and the expected synergies and efficiencies of the combined business in the Outlook section

•	Our expectations regarding economic trends, industry trends, and commodity prices in the sectors and regions we operate in

•	Our expectations for the costs of the software additions and property and equipment for 2017

•	Our expectations regarding our sources of cash and ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements. Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended June 30, 2017, there has been no significant change in our risk factors from those described in our 2016 Annual Report; the risk factors are incorporated by reference.

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-32	Stantec Inc.

Assumptions

In determining our forward-looking statements, we consider material factors, including assumptions about the performance of the Canadian, US, and various international economies in 2017 and their effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2017 are listed in the Outlook section beginning on page M-58 of our 2016 Annual Report. The following information updates and, therefore, supersedes those assumptions.

•	To establish our level of future cash flows, we assumed that the Canadian dollar would be US$0.77 in 2017. We also assumed that our average interest rate would remain relatively stable in 2017 compared to 2016. The Canadian dollar closed at US$0.77 on June 30, 2017, and was US$0.74 on December 31, 2016. The average interest rate for our revolving credit facility and term loan was 3.25% at June 30, 2017, compared to 3.1% at December 31, 2016. To establish our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2017 for the countries we operate in, primarily Canada and the United States. Our effective tax rate was 27.5% at June 30, 2017, compared to 27.8% for the year ended December 31, 2016 (further explained in the Income Taxes section of this report).

•	As stated in our 2016 Annual Report, the Bank of Canada forecasted that GDP growth would be 2.0% in 2017 and the overnight target rate would be 0.50%. The GDP forecast for 2017 has since been revised to 2.6%.

•	In our 2016 Annual Report, the average price of WTI crude oil—according to the US Energy Information Administration—was forecasted to be $52.50 in 2017 compared to an average of $43.33 in 2016. The Administration forecasted that US crude oil production would average 9.0 million barrels a day in 2017 compared to an average of 8.9 million barrels a day in 2016. These forecasts have since been revised to an average of $50.78 and 9.3 million barrels a day in 2017.

•	As stated in our 2016 Annual Report, the US Congressional Budget Office forecasted that real GDP growth would be 2.4% in 2017. The GDP forecast for 2017 has since been revised to 2.3%.

•	In our 2016 Annual Report, we noted that according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of total housing starts in the United States were expected to increase to 1,239,000 units in 2017 from the expected 1,162,000 units in 2016. This forecast has since been revised to an expected 1,234,000 units in 2017 from 1,176,000 units in 2016.

•	The Canadian dollar is expected to remain stable or depreciate from its current level given the anticipated increases in the US federal funds rate. This forecast has since been revised: the Canadian dollar is expected to remain stable relative to its current level given the 0.25 increase in the Bank of Canada benchmark rate from 0.50 to 0.75 during Q2 17.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained here represent our expectations as of August 8, 2017, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2017, our current practice is to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis (unaudited) June 30, 2017	M-33	Stantec Inc.

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	Notes	June 30 2017 $	December 31 2016 $

ASSETS	12
Current
Cash and cash equivalents	7	203,529	210,903
Cash in escrow	7	3,436	8,844
Trade and other receivables	8	794,257	806,417
Unbilled revenue		475,350	421,829
Income taxes recoverable		51,152	46,705
Prepaid expenses		57,803	62,253
Other financial assets	11	17,513	20,890
Other assets		5,223	4,679

Total current assets		1,608,263	1,582,520
Non-current
Property and equipment		210,170	213,931
Goodwill	9	1,581,812	1,828,061
Intangible assets	10	300,110	449,530
Investments in joint ventures and associates		9,722	9,220
Deferred tax assets		28,332	26,195
Other financial assets	11	166,236	160,056
Other assets		15,383	15,155

Total assets		3,920,028	4,284,668

LIABILITIES AND EQUITY
Current
Trade and other payables		664,262	718,197
Deferred revenue		209,751	201,766
Income taxes payable		5,307	1,795
Long-term debt	12	200,572	91,876
Provisions	13	30,134	36,011
Other financial liabilities		3,111	2,378
Other liabilities	14	21,698	20,795

Total current liabilities		1,134,835	1,072,818
Non-current
Long-term debt	12	601,161	928,586
Provisions	13	83,208	80,664
Net employee defined benefit liability		46,331	50,490
Deferred tax liabilities		50,489	79,592
Other financial liabilities		7,504	7,591
Other liabilities	14	81,487	88,427

Total liabilities		2,005,015	2,308,168

Shareholders’ equity
Share capital	15	873,741	871,822
Contributed surplus	15	19,736	18,736
Retained earnings		918,255	917,883
Accumulated other comprehensive income		100,100	167,287

Total shareholders’ equity		1,911,832	1,975,728

Non-controlling interests		3,181	772

Total liabilities and equity		3,920,028	4,284,668

See accompanying notes

F-1	Stantec Inc.

Consolidated Statements of Income

(Unaudited)

		For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars, except per share amounts)	Notes	2017 $	2016 $	2017 $	2016 $

Gross revenue		1,318,681	1,046,642	2,594,941	1,802,025
Less subconsultant/subcontractor and other direct expenses		427,194	269,316	829,656	396,051

Net revenue		891,487	777,326	1,765,285	1,405,974
Direct payroll costs	19	412,186	360,420	813,606	649,929

Gross margin		479,301	416,906	951,679	756,045
Administrative and marketing expenses	5,15,19	377,247	341,630	757,981	613,307
Depreciation of property and equipment		13,568	12,547	27,474	22,604
Amortization of intangible assets		18,727	19,941	42,237	30,744
Net interest expense	12	6,204	10,843	13,812	13,931
Other net finance expense		1,361	2,524	3,550	3,652
Share of income from joint ventures and associates		(1,252)	(704)	(1,985)	(1,076)
Foreign exchange (income) loss		(1,053)	(39)	163	65
Gain on disposition of a subsidiary	6	(54,576)	-	(54,576)	-
Other income		(557)	(253)	(1,344)	(128)

Income before income taxes		119,632	30,417	164,367	72,946

Income taxes
Current		18,857	6,868	28,382	20,909
Current tax on disposition of subsidiary	6	124,053	-	124,053	-
Deferred		(967)	2,378	1,810	245
Deferred tax on disposition of subsidiary	6	(119,945)	-	(29,506)	-

Total income taxes		21,998	9,246	124,739	21,154

Net income for the period		97,634	21,171	39,628	51,792

Weighted average number of shares outstanding - basic		114,045,875	106,207,939	114,087,887	100,049,233

Weighted average number of shares outstanding - diluted		114,355,587	106,621,988	114,454,989	100,451,362

Shares outstanding, end of period		113,816,504	113,907,017	113,816,504	113,907,017

Earnings per share
Basic		0.86	0.20	0.35	0.52

Diluted		0.85	0.20	0.35	0.52

See accompanying notes

F-2	Stantec Inc.

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	For the quarter ended June 30			For the two quarters ended June 30

(In thousands of Canadian dollars)	Note	2017 $	2016 $	2017 $	2016 $

Net income for the period		97,634	21,171	39,628	51,792

Other comprehensive income (loss) (All items may be reclassified to net income in subsequent periods)

Exchange differences on translation of foreign operations		(65,743)	(7,721)	(81,308)	(55,976)
Realized exchange difference on disposition of a subsidiary	6	13,775	-	13,775	-
Unrealized loss on foreign currency hedge		-	(262)	-	(10,244)
Reclassification of realized loss on foreign currency hedge		-	10,244	-	10,244
Net unrealized (loss) gain on available-for-sale financial assets		(858)	665	974	1,260
Net realized gain on available-for-sale financial assets transferred to income		(527)	-	(622)	-
Income tax effect on available-for-sale financial assets		24	(12)	(6)	(22)

Other comprehensive (loss) income for the period, net of tax		(53,329)	2,914	(67,187)	(54,738)

Total comprehensive income (loss) for the period, net of tax		44,305	24,085	(27,559)	(2,946)

See accompanying notes

F-3	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Shares Outstanding (note 15)	Share Capital (note 15)	Contributed Surplus (note 15)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, December 31, 2015	94,435,898	289,118	15,788	852,725	165,629	1,323,260

Net income				51,792		51,792
Other comprehensive loss					(54,738)	(54,738)

Total comprehensive income (loss)				51,792	(54,738)	(2,946)
Share options exercised for cash	79,944	1,592				1,592
Share-based compensation expense			1,928			1,928
Shares repurchased under Normal
Course Issuer Bid (note 15)	(572,825)	(1,754)	(95)	(16,361)		(18,210)
Shares issued, net of transaction costs (note 15)	19,964,000	578,061	-	-		578,061
Reclassification of fair value of share options previously expensed		433	(433)			-
Dividends declared (note 15)				(23,377)		(23,377)

Balance, June 30, 2016	113,907,017	867,450	17,188	864,779	110,891	1,860,308

Balance, December 31, 2016	114,081,229	871,822	18,736	917,883	167,287	1,975,728

Net income				39,628		39,628
Other comprehensive loss					(67,187)	(67,187)

Total comprehensive income (loss)				39,628	(67,187)	(27,559)
Share options exercised for cash	200,988	4,373				4,373
Share-based compensation expense			2,197			2,197
Shares repurchased under Normal
Course Issuer Bid (note 15)	(465,713)	(3,572)	(79)	(10,757)		(14,408)
Reclassification of fair value of share options previously expensed		1,118	(1,118)			-
Dividends declared (note 15)				(28,499)		(28,499)

Balance, June 30, 2017	113,816,504	873,741	19,736	918,255	100,100	1,911,832

See accompanying notes

F-4	Stantec Inc.

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	Notes	2017 $	2016 $	2017 $	2016 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		1,291,834	1,036,015	2,579,826	1,814,452
Cash paid to suppliers		(548,176)	(459,169)	(1,203,668)	(744,541)
Cash paid to employees		(613,188)	(517,445)	(1,260,253)	(999,322)
Interest received		1,433	2,451	2,098	2,942
Interest paid		(7,497)	(14,812)	(14,638)	(16,521)
Finance costs paid		(1,977)	(2,408)	(4,064)	(3,429)
Income taxes paid		(20,562)	(13,770)	(25,660)	(33,598)
Income taxes recovered		1,834	95	2,436	1,320

Cash flows from operating activities	20	103,701	30,957	76,077	21,303

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(17,715)	(932,562)	(48,913)	(1,039,960)
Cash in escrow	7	-	(914)	-	(7,667)
Dividend distributions from investments in joint ventures and associates		526	117	1,508	572
Purchase of investments held for self-insured liabilities		(40)	(5,401)	(1,646)	(5,183)
(Increase) decrease in other financial assets		(798)	11,916	(624)	13,030
Proceeds from lease inducements		726	197	2,179	1,961
Proceeds on disposition of a subsidiary, net of cash sold	6	336,925	-	336,925	-
Income taxes paid on disposition of subsidiary	6	(124,186)	-	(124,186)	-
Purchase of intangible assets		(1,904)	(315)	(2,981)	(981)
Purchase of property and equipment		(13,958)	(11,156)	(28,621)	(26,289)
Proceeds on disposition of property and equipment		351	1,770	673	1,897

Cash flows from (used in) investing activities		179,927	(936,348)	134,314	(1,062,620)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of revolving credit facility	6,12	(364,180)	(118,534)	(364,180)	(138,540)
Proceeds from revolving credit facility		122,859	258,227	202,552	426,112
Repayment of senior secured notes		-	(125,000)	-	(125,000)
Proceeds from term loan		-	450,000	-	450,000
Transaction costs on long-term debt		-	(9,373)	-	(9,373)
Payment of finance lease obligations		(6)	(300)	(11,015)	(11,497)
Repurchase of shares for cancellation	15	(14,408)	-	(14,408)	(18,210)
Proceeds from issue of share capital		1,945	604,955	4,373	605,503
Transaction costs for issue of shares		-	(25,850)	-	(25,850)
Payment of dividends to shareholders	15	(14,273)	(10,563)	(27,107)	(20,479)

Cash flows (used in) from financing activities	20	(268,063)	1,023,562	(209,785)	1,132,666

Foreign exchange loss on cash held in foreign currency		(6,073)	(373)	(7,980)	(2,518)

Net increase (decrease) in cash and cash equivalents		9,492	117,798	(7,374)	88,831
Cash and cash equivalents, beginning of the period		194,037	38,375	210,903	67,342

Cash and cash equivalents, end of the period	7	203,529	156,173	203,529	156,173

See accompanying notes

F-5	Stantec Inc.

Index to the Notes to the Unaudited Interim

Condensed Consolidated Financial Statements

Note		Page

1	Corporate Information	F-7

2	Basis of Preparation	F-7

3	Basis of Consolidation	F-8

4	Recent Accounting Pronouncements and Changes to Accounting Policies	F-8

5	Business Acquisitions	F-10

6	Disposition of a Subsidiary	F-11

7	Cash and Cash Equivalents	F-12

8	Trade and Other Receivables	F-13

9	Goodwill	F-14

10	Intangible Assets	F-15

11	Other Financial Assets	F-15

12	Long-term Debt	F-16

13	Provisions	F-18

14	Other Liabilities	F-19

15	Share Capital	F-20

16	Fair Value Measurements	F-22

17	Financial Instruments	F-23

18	Capital Management	F-25

19	Employee Costs	F-26

20	Cash Flow Information	F-27

21	Related-Party Disclosures	F-28

22	Segmented Information	F-28

23	Events after the Reporting Period	F-31

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

1. CORPORATE INFORMATION

The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc. (the Company) for the six months ended June 30, 2017, were authorized for issue in accordance with a resolution of the Company’s Audit and Risk Committee on August 8, 2017. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation.

2. BASIS OF PREPARATION

These consolidated financial statements for the six months ended June 30, 2017, were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The consolidated financial statements do not include all information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s December 31, 2016, annual consolidated financial statements.

The accounting policies adopted when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the Company’s annual consolidated financial statements for the year ended December 31, 2016, except for the following:

•	Adoption of amendments to IAS 12 Income Taxes (described in note 4)
•	Adoption of amendments to IAS 7 Statement of Cash Flows (described in note 4)
•	Adoption of Annual Improvements (2014-2016 Cycle) related to IFRS 12 Disclosure of Interests in Other Entities (described in note 4)

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2016, annual consolidated financial statements, except for the useful lives of certain property and equipment. Based on a review of the underlying nature, physical use, and technological lives of the assets, effective January 1, 2017, depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives on a straight-line basis as follows:

	Estimated lives	Declining balance prior to 2017
Engineering equipment	5 to 10 years	20% to 30%
Office equipment	5 to 10 years	20% to 30%
Other	5 to 50 years	10% to 30%

Management believes that the change in the estimates better represents the use of the property and equipment and the change was applied prospectively. The effect of the related change in estimate is a decrease of consolidated depreciation expense of $383,000 for the second quarter of 2017 and a decrease of $45,000 for the two quarters

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-7	Stantec Inc.

ended June 30, 2017. It is impracticable to determine the amount of the effect in future periods since depreciation expense is impacted by additions and disposals.

3. BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at June 30, 2017.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that this control ceases. The financial statements of the subsidiaries and structured entities are prepared as at June 30, 2017. All intercompany balances are eliminated.

Joint ventures and associates are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

4. RECENT ACCOUNTING PRONOUNCEMENTS AND CHANGES TO ACCOUNTING POLICIES

Recently adopted

The following amendments have been adopted by the Company effective January 1, 2017. The adoption of these amendments did not have an impact on the financial position or performance of the Company.

•	In January 2016, the International Accounting Standards Board (IASB) issued Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12). The amendments clarify requirements for the recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value. These amendments are effective January 1, 2017, retrospectively, subject to certain exceptions.

•	In January 2016, the IASB issued Disclosure Initiative (Amendments to IAS 7). These amendments clarify IAS 7, improving the information provided to users of financial statements about an entity’s financing activities. These amendments are effective January 1, 2017, with earlier application permitted. The additional disclosures required by the amendments are included in note 20.

•	In December 2016, the IASB issued Annual Improvements (2014-2016 Cycle) which amended IFRS 12 Disclosure of Interests in Other Entities to clarify the scope of disclosures in accordance with scope of IFRS 12. The amendments clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10 to B16, apply to an entity’s held-for-sale interests. The Company has adopted the amendments retrospectively.

Future adoptions

The standards, amendments, and interpretations issued before 2017 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2016, annual consolidated financial statements. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time, except as specifically mentioned below:

•	In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (IFRS 15). In April 2016, the IASB issued amendments to clarify the standard and provide additional transition relief for modified contracts and completed contracts. IFRS 15 applies to all revenue contracts with customers and provides a model for the recognition and measurement of the sale of some non-financial assets such as property, plant, and equipment, and intangible assets. It sets out a five-step model for revenue recognition and applies to all industries. The core principle is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 requires numerous disclosures, such as the disaggregation of total revenue, disclosures about performance obligations, changes in contract asset and liability account balances, and key judgments and estimates. In addition, the accounting for loss-making contracts will fall under the onerous contracts guidance in IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The Company has established a cross-functional IFRS 15 implementation team that provides regular updates to the Audit and Risk Committee, including reports on the progress made on the project’s detailed work plan.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-8	Stantec Inc.

Major provisions of IFRS 15 include determining which goods and services are distinct and require separate accounting (performance obligations), determining the total transaction price, estimating and recognizing variable consideration, identifying and accounting for contract modifications, and determining whether revenue should be recognized at a point in time or over time (including guidance on measuring the stage of completion). The Company is currently assessing the potential effect of these requirements on its consolidated financial statements, including the timing of revenue recognition. It is also in the process of formulating policies and practices for estimating variable consideration and applying the constraint thereto. At this time, the Company expects to continue to recognize revenue over time for fixed-fee and variable-fee-with-ceiling contracts by referring to the stage of completion. For time-and-material contracts without stated ceilings, the Company is currently assessing whether a practical expedient could be applied which allows the recognition of revenue in the amount for which it has the right to invoice, consistent with current practices for such contracts. Because the Company is currently assessing IFRS 15, the above explanation may not fully describe the potential effect of IFRS 15 on the Company’s accounting policies and is subject to change with new facts and circumstances.

The mandatory effective date of IFRS 15 is January 1, 2018, and the standard may be adopted using a full retrospective or modified retrospective approach. The Company currently intends to select the modified retrospective approach which results in the cumulative effect of adoption recognized at the date of initial application. The Company has not yet quantified the financial reporting impact of adopting this standard.

•	In July 2014, the IASB issued IFRS 9 Financial Instruments (IFRS 9) to introduce new requirements for the classification and measurement of financial assets and financial liabilities, including derecognition. IFRS 9 requires that all financial assets be subsequently measured at amortized cost or fair value. The new standard also requires that changes in fair value attributable to a financial liability’s credit risk be presented in other comprehensive income, not in profit or loss. In addition, it includes a single expected-loss impairment model and a reformed approach to hedge accounting. This standard is effective on or after January 1, 2018, on a retrospective basis subject to certain exceptions.

The Company is conducting an initial diagnostic assessment of IFRS 9, including assessing the impact that the new expected-loss impairment model will have on the timing of recognition of allowance for doubtful accounts. The Company has investments held for self-insured liabilities, including equity securities and bonds. The Company is in the process of evaluating whether to classify these equities at fair value through profit or loss (FVTPL) or at fair value through other comprehensive income (FVTOCI). If the election for FVTOCI is chosen, any subsequent gains or losses on disposal will not be recycled to income. In addition, these equity securities will no longer require an impairment test under either option. Regarding bonds, the Company is in the process of determining whether they will be classified at amortized cost, FVTOCI, or FVTPL.

•	In January 2016, the IASB issued IFRS 16 Leases (IFRS 16) to introduce a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17 Leases (IAS 17). The new standard is effective for annual periods beginning on or after January 1, 2019. IFRS 16 will replace IAS 17 and some lease-related interpretations. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

The following additional interpretation was issued in 2017 and will be effective in future years. The Company is currently considering the impact of adopting this interpretation on its consolidated financial statements and cannot reasonably estimate the effect at this time.

•	In June 2017, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC 23 Uncertainty over Income Tax Treatments (IFRIC 23). This interpretation addresses how to reflect the effects of uncertainty in accounting for income tax. When there is uncertainty over income tax treatments under IAS 12 Income Taxes, IFRIC 23 is to be applied when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates. This interpretation is effective January 1, 2019, retrospectively, subject to certain exceptions.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-9	Stantec Inc.

5. BUSINESS ACQUISITIONS

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company, after detailed project portfolio reviews are performed, and when the valuations of intangible assets and other assets and liabilities acquired are finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase or decrease of the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed time period. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Acquisitions in 2016

During 2016, the Company acquired all the shares and business of Bury Holdings, Inc. (Bury); MWH Global, Inc. (MWH); VOA Associates, Inc. (VOA); Edwards and Zuck, P.C. and Edwards and Zuck Consulting Engineers, D.P.C. (collectively called Edwards & Zuck); and all the assets of Architecture | Tkalcic Bengert (Arch | TB).

The preliminary fair values of the net assets recognized in the Company’s consolidated financial statements were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. For the two quarters ended June 30, 2017, management finalized the fair value assessment for all assets and liabilities acquired from VOA, Bury, and MWH. For the VOA and Bury acquisitions, no adjustments were required to the initial estimates of the fair value of assets and liabilities acquired. For the MWH acquisition, all adjustments required, from the initial estimates of the fair value of net assets acquired to their final fair value, were recorded in 2016. These adjustments, as well as the final MWH purchase price allocation to all identifiable assets and liabilities acquired, are disclosed in note 7 of the Company’s December 31, 2016, annual consolidated financial statements. For all other acquisitions completed in 2016, the fair value estimates are still preliminary, pending the preparation of their final tax returns, a detailed review of their project portfolio, and the valuation of intangible assets and other assets and liabilities. There were no material measurement period adjustments recorded in the six months ended June 30, 2017.

Acquisitions in 2017

On April 28, 2017, the Company acquired certain assets and liabilities of Inventrix Engineering, Inc. (Inventrix) for cash consideration and notes payable. Inventrix, based in Seattle, Washington, provides expertise in mechanical engineering. This addition will enhance the Company’s Buildings business operating unit in the United States. The consideration was allocated to the fair value of assets and liabilities acquired.

The fair values of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and onerous contracts. At the reporting date, provisions for claims outstanding relating to current year and all prior acquisitions were reassessed and determined to be $18,729,000, based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 11).

In 2017, directly attributable acquisition-related costs of $312,000 have been expensed and are included in administrative and marketing expenses. These costs consist primarily of legal, accounting, and financial advisory fees and costs directly related to acquisitions.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-10	Stantec Inc.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	For the quarter ended June 30 2017 $	For the two quarters ended June 30 2017 $

Cash consideration (net of cash acquired)	1,435	1,435
Payments on notes payable from previous acquisitions	16,280	47,478

Total net cash paid	17,715	48,913
Total notes payable and adjustments to these obligations are as follows:
(In thousands of Canadian dollars)		June 30 2017 $

Balance, beginning of period		122,365
Additions for acquisitions in the period		871
Other adjustments		2,627
Payments		(47,478)
Interest		620
Impact of foreign exchange		(2,959)

Total notes payable		76,046

6. DISPOSITION OF A SUBSIDIARY

On May 5, 2017, the Company completed the sale of the shares of Innovyze, Inc. along with its subsidiaries Innovyze Pty Limited and Innovyze Limited (collectively, Innovyze). Innovyze was acquired as part of the MWH acquisition and formed part of the Company’s Consulting Services – US and Consulting Services – Global reportable segments. Innovyze was sold for gross proceeds of $369,090,000 (US$270,000,000), less estimated working capital adjustments, resulting in cash proceeds of $337,198,000 and accounts payable of $327,000. The working capital adjustments are expected to be finalized in the third quarter, at which time the payable will be settled. As a result of the sale, during the quarter ended June 30, 2017, the Company recognized the following gain on disposition in the consolidated statements of income:

(In thousands of Canadian dollars)		$

Gross proceeds		369,090
Estimated working capital adjustments		(15,008)
Transaction costs		(16,884)

Cash proceeds from sale		337,198
Accounts payable owing to purchaser		(327)

Net proceeds from sale		336,871

Net assets disposed		(268,520)
Cumulative exchange loss on translating foreign operations reclassified from equity		(13,775)

Gain on disposal of a subsidiary		54,576

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-11	Stantec Inc.

In accordance with the Credit Facilities agreement (note 12), the Company used the net proceeds on sale, less taxes payable and certain transaction costs (all as defined in the relevant agreements), to repay its long-term debt by $221,278,000 during the quarter.

Deferred taxes are not recognized for temporary differences relating to the investments in subsidiaries, associates, and interests in joint ventures to the extent that the reversal can be controlled and it is probable that it will not reverse in the foreseeable future. As a result of the pending sale of Innovyze, the reversal of temporary differences relating to the investment in Innovyze was considered probable at March 31, 2017, and a deferred tax expense of $90,439,000 was recognized in the consolidated statements of income in the first quarter of 2017. As a result of the close of the sale, in the second quarter of 2017 current tax expense of $124,053,000 was recognized in the consolidated statements of income calculated pursuant to US tax legislation. The deferred tax expense recorded in the first quarter was recovered in the second quarter. In addition, $27,580,000 deferred taxes previously recorded on Innovyze net assets were recognized in the consolidated statements of income.

The major categories of assets and liabilities of Innovyze that were disposed of were as follows:

(In thousands of Canadian dollars)		$

Assets
Cash and cash equivalents		273
Trade and other receivables		3,300
Unbilled revenue		224
Prepaid expenses		182
Property and equipment		327
Goodwill		194,432
Intangibles
Client relationships		70,956
Trademarks - indefinite		6,087
Software		18,036

Total assets disposed		293,817
Liabilities
Trade and other payables		13,677
Deferred revenue		10,116
Income taxes payable		1,364
Provisions		96
Other financial liabilities		44

Total liabilities disposed		25,297

Net assets disposed		268,520

7. CASH AND CASH EQUIVALENTS

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	June 30 2017 $	June 30 2016 $

Cash	200,433	152,217
Unrestricted investments	3,096	3,956

Cash and cash equivalents	203,529	156,173

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-12	Stantec Inc.

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

At June 30, 2017, and pursuant to acquisition agreements, $3,436,000 (US$2,650,000) was held in escrow accounts. These escrow funds cover potential indemnification claims and will be settled in accordance with an escrow agreement. A corresponding obligation was recorded on acquisition and is included in notes payable.

8. TRADE AND OTHER RECEIVABLES

(In thousands of Canadian dollars)	June 30 2017 $	December 31 2016 $

Trade receivables, net of allowance	727,869	740,665
Holdbacks, current	46,203	45,049
Other	20,185	20,703

Trade and other receivables	794,257	806,417

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance, which is determined in part based on the age of the outstanding receivables and the Company’s historical collection and loss experience.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	For the two quarters ended June 30 2017 $	For the year ended December 31 2016 $

Balance, beginning of the period	28,245	20,858
Provision for doubtful accounts	4,495	17,013
Deductions	(1,788)	(8,048)
Impact of foreign exchange	(1,266)	(1,578)

Balance, end of the period	29,686	28,245

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

June 30, 2017	757,555	440,156	130,082	63,043	40,924	83,350

December 31, 2016	768,910	413,631	159,492	61,726	44,055	90,006

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-13	Stantec Inc.

9. GOODWILL

(In thousands of Canadian dollars)	Note	For the two quarters ended June 30 2017 $	For the year ended December 31 2016 $

Net goodwill, beginning of the period		1,828,061	966,480
Current period acquisitions		2,569	850,708
Current period disposals	6	(194,432)	-
Impact of foreign exchange		(54,386)	10,873

Net goodwill, end of the period		1,581,812	1,828,061

Gross goodwill, end of the period		1,759,812	2,006,061
Accumulated impairment losses, beginning and end of the period		(178,000)	(178,000)

Net goodwill, end of the period		1,581,812	1,828,061

During the second quarter, the Company completed the sale of the shares of Innovyze (note 6). Innovyze’s goodwill disposed of included $77,749,000 allocated from Consulting Services – US and $116,683,000 allocated from Consulting Services – Global. Goodwill is allocated to each CGU or group of CGUs as follows:

(In thousands of Canadian dollars)		June 30 2017 $	December 31 2016 $

Consulting Services
Canada		337,626	337,626
United States		937,545	1,073,235
Global		186,842	287,796
Construction Services		119,799	129,404

Allocated		1,581,812	1,828,061

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-14	Stantec Inc.

10. INTANGIBLE ASSETS

(In thousands of Canadian dollars)	Note	For the two quarters ended June 30 2017 $	For the year ended December 31 2016 $

Cost, beginning of the period		590,497	232,151
Additions		4,431	25,696
Additions - internal development		-	566
Additions arising on acquisitions		772	354,196
Disposals - Innovyze	6	(103,341)	-
Disposals - other		(1,356)	-
Removal of fully amortized assets		(10,069)	(27,815)
Impact of foreign exchange		(17,966)	5,703

Cost, end of the period		462,968	590,497

Accumulated amortization, beginning of period		140,967	94,072
Amortization		42,237	77,545
Amortization of lease disadvantages		1,052	-
Disposals - Innovyze	6	(8,262)	-
Disposals - other		(676)	-
Remove fully amortized assets		(10,069)	(27,815)
Impact of foreign exchange		(2,391)	(2,835)

Accumulated amortization, end of period		162,858	140,967

Net intangible assets, end of the period		300,110	449,530
11. OTHER FINANCIAL ASSETS
(In thousands of Canadian dollars)		June 30 2017 $	December 31 2016 $

Investments held for self-insured liabilities		142,756	141,142
Holdbacks on long-term contracts		34,455	33,876
Indemnifications		2,269	2,350
Other		4,269	3,578

		183,749	180,946
Less current portion		17,513	20,890

Long-term portion		166,236	160,056

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) recorded in other comprehensive income (loss).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-15	Stantec Inc.

Their fair value and amortized cost are as follows:

	June 30 2017 $		December 31 2016 $
(In thousands of Canadian dollars)	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	97,874	98,046	93,005	93,105
Equity securities	44,882	36,989	46,641	39,896
Term deposits	-	-	1,496	1,496

Total	142,756	135,035	141,142	134,497

The bonds bear interest at rates ranging from 0.88% to 4.88% per annum (December 31, 2016 – 0.88% to 4.88%). The terms to maturity of the bond portfolio, stated at fair value, are as follows:

(In thousands of Canadian dollars)	June 30 2017 $	December 31 2016 $

Within one year	15,970	18,600
After one year but not more than five years	66,781	64,762
More than five years	15,123	9,643

Total	97,874	93,005

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 13). During 2017, there was no change to provisions and indemnification assets relating to prior acquisitions (June 30, 2016 – increased by $1,306,000).

12. LONG-TERM DEBT

(In thousands of Canadian dollars)	June 30 2017 $	December 31 2016 $

Notes payable	76,403	127,153
Revolving credit facilities	255,362	416,130
Term loan	458,020	454,106
Finance lease obligations	11,948	23,073

	801,733	1,020,462
Less current portion	200,572	91,876

Long-term portion	601,161	928,586

Notes payable

Notes payable consists primarily of notes payable for acquisitions (note 5). The weighted average rate of interest on the notes payable at June 30, 2017, was 3.46% (December 31, 2016 – 3.45%). The notes payable may be supported by promissory notes and are due at various times from 2017 to 2020. The aggregate maturity value of the notes at June 30, 2017, was $77,957,000 (December 31, 2016 – $129,413,000). At June 30, 2017, $71,496,000 (US$55,137,000) (December 31, 2016 – $122,333,000 (US$91,110,000)) of the notes’ carrying amount was payable in US funds.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-16	Stantec Inc.

Revolving credit facilities and term loan

On May 6, 2016, the Company entered into an agreement for new $1.25 billion syndicated senior secured credit facilities (Credit Facilities) consisting of a senior secured revolving credit facility in the maximum amount of $800 million and a $450 million senior secured term loan in three tranches. This agreement allows the Company access to an additional $200 million, subject to approval, under the same terms and conditions. The revolving credit facility expires on May 6, 2021, and may be repaid from time to time at the option of the Company. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Tranches A and B of the term loan were drawn in Canadian funds of $150 million each (due May 6, 2018, and May 6, 2019, respectively), and tranche C was originally drawn in US funds of $116.7 million (due May 6, 2020). On May 5, 2017, the Company reached an agreement to extend the maturity date of its $800 million senior secured revolving credit facility from May 6, 2020, to May 6, 2021, and to redenominate tranche C of its $450 million senior secured term loan from US funds of $116.7 million to Canadian funds of $160.0 million. The term loan was recorded net of transaction costs of $3,341,000, which are amortized over the life of the three tranches.

The Credit Facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance; in US dollars as either a US base rate or a LIBOR advance; or, in the case of the revolving credit facility, in sterling or euros as a LIBOR advance; and by way of letters of credit. Depending on the form under which the credit facilities are accessed, rates of interest vary between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points vary, depending on the Company’s leverage ratio (a non-IFRS measure), from 0 to 175 for Canadian prime and US base rate loans and from 100 to 275 for bankers’ acceptances, LIBOR advances, and letters of credit. As security for the obligations under these facilities, the Company and certain of its subsidiaries granted the lenders a first-ranking security interest over all present and after-acquired assets, property, and undertakings, subject to customary carve-outs. The Credit Facilities contain restrictive covenants (note 18).

At June 30, 2017, $93,362,000 (US$72,000,000) of the revolving credit facility was payable in US funds, $162,000,000 in Canadian funds. At December 31, 2016, $114,130,000 (US$85,000,000) of the revolving credit facility was payable in US funds and $302,000,000 was payable in Canadian funds. At June 30, 2017, $460,041,000 of the term loan was payable in Canadian funds. At December 31, 2016, $156,693,000 (US $116,700,000) of the term loan was payable in US funds and $300,000,000 was payable in Canadian funds. The average interest rate applicable at June 30, 2017, for the Credit Facilities was 3.25% (December 31, 2016 – 3.13%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At June 30, 2017, the Company had issued and outstanding letters of credit that expire at various dates before July 2018, are payable in various currencies, and total $57,046,000 (December 31, 2016 – $54,729,000). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At June 30, 2017, $487,592,000 (December 31, 2016 – $329,141,000) was available in the revolving credit facility for future activities.

At June 30, 2017, there were $4,146,000 (December 31, 2016 – $3,628,000) in additional letters of credit issued and outstanding, outside of the Company’s revolving credit facility. These were issued in various currencies and expire at various dates before July 2018.

Surety facilities

The Company has surety facilities to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At June 30, 2017, the Company issued bonds under these surety facilities totaling $162,000 (December 31, 2016 – $162,000) in Canadian funds, $355,527,000 (US$274,178,000) (December 31, 2016 – $430,630,000 (US$320,719,000)) in US funds, and $1,216,000 (December 31, 2016 – $1,320,000) in other foreign currencies. These bonds expire at various dates before January 2021.

Finance lease obligations

The Company has finance leases for software and for automotive and office equipment. At June 30, 2017, finance lease obligations included finance leases bearing interest at rates ranging from 1.395% to 5.926% (December 31, 2016 – 1.37% to 5.93%). These finance leases expire at various dates before November 2021.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-17	Stantec Inc.

Future minimum lease payments under finance leases and the present value of the net minimum lease payments are as follows:

(In thousands of Canadian dollars)	June 30 2017 $	December 31 2016 $

Within one year	7,372	12,902
After one year but not more than five years	4,735	10,405

Total minimum lease payments	12,107	23,307

Present value of minimum lease payments	11,948	23,073
13. PROVISIONS
(In thousands of Canadian dollars)	June 30 2017 $	December 31 2016 $

Provision for self-insured liabilities	72,338	69,394
Provisions for claims	20,470	25,210
Onerous contracts	7,538	10,792
End of employment benefit plans	12,996	11,279

	113,342	116,675
Less current portion	30,134	36,011

Long-term portion	83,208	80,664

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of consulting and construction services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, the provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than that recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position. Management regularly reviews the timing of the outflows of these provisions. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	For the two quarters ended June 30 2017 $	For the year ended December 31 2016 $

Provision, beginning of the period	69,394	61,480
Current-period provision	13,038	10,453
Claims from acquisitions	-	8,046
Payment for claims settlement	(8,253)	(9,612)
Impact of foreign exchange	(1,841)	(973)

Provision, end of the period	72,338	69,394

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-18	Stantec Inc.

The current and long-term portions of the provision for self-insured liabilities are determined based on an actuarial estimate. At June 30, 2017, the long-term portion was $66,544,000 (December 31, 2016 – $64,037,000).

Provisions for claims

(In thousands of Canadian dollars)		For the two quarters ended June 30 2017 $	For the year ended December 31 2016 $

Provisions, beginning of the period		25,210	13,277
Current-period provisions		722	2,316
Claims from acquisitions		-	23,639
Claims paid or otherwise settled		(5,018)	(11,289)
Impact of foreign exchange		(444)	(2,733)

Provisions, end of the period		20,470	25,210

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from previous acquisitions and may be indemnified by the acquiree (notes 5 and 11).

Onerous contracts

(In thousands of Canadian dollars)		For the two quarters ended June 30 2017 $	For the year ended December 31 2016 $

Liability, beginning of the period		10,792	10,693
Current-period provisions		125	4,319
Resulting from acquisitions		-	2,462
Costs paid or otherwise settled		(3,214)	(6,582)
Impact of foreign exchange		(165)	(100)

Liability, end of the period		7,538	10,792
Onerous contracts consist of lease exit liabilities and sublease losses. Payments for these onerous contracts will occur until 2024. 14. OTHER LIABILITIES
(In thousands of Canadian dollars)	Note	June 30 2017 $	December 31 2016 $

Deferred gain on sale leaseback		756	1,080
Lease inducement benefits		52,662	50,322
Lease disadvantages		3,696	4,840
Deferred share units payable	15	13,751	16,150
Other cash-settled share-based compensation	15	5,027	8,042
Liability for uncertain tax positions		27,293	28,788

		103,185	109,222
Less current portion		21,698	20,795

Long-term portion		81,487	88,427

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-19	Stantec Inc.

15. SHARE CAPITAL

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

On November 9, 2016, the Company received approval from the TSX respecting the renewal of the Company’s Normal Course Issuer Bid, which enables it to purchase up to 3,418,357 common shares during the period November 14, 2016, to November 13, 2017. During the second quarter of 2017, 465,713 common shares were repurchased for cancellation pursuant to the ongoing Normal Course Issuer Bid at a cost of $14,408,000. Of this amount, $3,572,000 and $79,000 reduced the share capital and contributed surplus accounts, respectively, with $10,757,000 being charged to retained earnings. No shares were repurchased in the first quarter of 2017.

During the first quarter of 2016, 572,825 common shares were repurchased for cancellation pursuant to the then-effective Normal Course Issuer Bid at a cost of $18,210,000. Of this amount, $1,754,000 and $95,000 reduced the share capital and contributed surplus accounts, respectively, with $16,361,000 being charged to retained earnings. No shares were repurchased in the second quarter of 2016.

During the second quarter of 2017, the Company recognized a share-based compensation expense of $539,000 (June 30, 2016 – $393,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $1,056,000 (June 30, 2016 – $880,000) related to the amortization of the fair value of options granted and was decreased by $517,000 (June 30, 2016 – reduced by $487,000) related to the cash-settled share-based compensation (deferred share units (DSUs) and performance share units (PSUs)).

During the first two quarters of 2017, the Company recognized a share-based compensation expense of $3,149,000 (June 30, 2016 – $1,276,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $2,197,000 (June 30, 2016 – $1,928,000) related to the amortization of the fair value of options granted and was increased by $952,000 (June 30, 2016 – reduced by $652,000) related to the cash-settled share-based compensation DSUs and PSUs.

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends declared and recorded in the consolidated financial statements in 2017.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

November 9, 2016	December 30, 2016	January 12, 2017	0.1125	12,834,000
February 22, 2017	March 31, 2017	April 13, 2017	0.1250	14,273,000
May 10, 2017	June 30, 2017	July 13, 2017	0.1250	-

At June 30, 2017, trade and other payables included $14,226,000 (December 31, 2016 – $12,834,000) related to the dividends declared on May 10, 2017.

Share-based payment transactions

In 2017, under the long-term incentive program, the Company granted share options and PSUs. The Company also has a DSU plan for the board of directors.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-20	Stantec Inc.

a) Share options

The Company has granted share options to officers and employees to purchase 4,625,536 shares at prices from $14.33 to $32.90 per share. These options expire on dates between January 28, 2018, and May 16, 2022.

	For the two quarters ended June 30 2017		For the year ended December 31 2016
	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the period	3,655,020	28.33	2,980,601	26.17
Granted	1,229,689	31.75	995,904	32.83
Exercised	(200,988)	21.76	(254,156)	19.76
Forfeited	(58,185)	32.08	(67,329)	31.45

Share options, end of the period	4,625,536	29.48	3,655,020	28.33

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed to use when estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including expected share price volatility and expected hold period to exercise.

In the second quarter of 2017, the Company granted 1,229,689 (June 30, 2016 – 995,904) share options. The estimated fair value of options granted at the share market price on the grant date was $5.03 (June 30, 2016 – $5.22) and was determined using the weighted average assumptions indicated below:

	2017	2016

Volatility in the price of the Company’s shares (%)	24.13	23.73
Risk-free interest rate (%)	0.81	0.76
Expected hold period to exercise (years)	3.50	3.50
Dividend yield (%)	1.575	1.370
Exercise price ($)	31.75	32.83

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected hold period of the share options. The risk-free interest rate for the expected hold period of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected hold period before exercising the options. The options have a contractual life of five years.

A summary of the status of the Company’s non-vested options as at June 30, 2017, and of changes in the period are as follows:

	Number of Shares Subject to Option #	Weighted Average Grant Date Fair Value $

Non-vested share options, beginning of the period	1,826,629	5.78
Granted	1,229,689	5.03
Vested	(852,872)	5.98
Forfeited	(51,997)	5.51

Non-vested share options, end of the period	2,151,449	5.28

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-21	Stantec Inc.

At June 30, 2017, 2,151,449 (June 30, 2016 – 1,862,484) options remain unvested. At June 30, 2017, a total compensation cost of $7,471,000 (June 30, 2016 – $6,428,000) relating to the Company’s share option plans remained unrecognized. This cost is expected to be recognized over a weighted average period of 1.6 years (June 30, 2016 – 1.5 years).

At June 30, 2017, 2,474,087 (June 30, 2016 – 2,013,007) share options were exercisable at weighted average cost price of $27.20 (June 30, 2016 – $23.74). At June 30, 2017, 1,624,068 share options were antidilutive (June 30, 2016 – 2,667,675).

b) Performance share units

Under the Company’s long-term incentive program, certain members of the senior leadership teams, including the chief executive officer (CEO), may be granted PSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date. PSUs vest upon completing a three-year service condition that starts on the grant date. The number of units that vest is subject to a percentage that can range from 0% to 200%, depending on achieving two equally weighted three-year performance objectives based on net income growth and return on equity. For units that vest, unit holders receive a cash payment based on the closing price of the Company’s common shares on the third anniversary date of issue. The fair value of these units is expensed over their three-year vesting period.

During the quarter, 279,403 PSUs were issued (June 30, 2016 – 228,112), and 17,078 units were forfeited (June 30, 2016 – nil). At June 30, 2017, 683,000 PSUs were outstanding at a fair value of $16,375,000 (December 31, 2016 – 576,055 PSUs were outstanding at a fair value of $15,452,000).

c) Deferred share units

The directors of the board receive DSUs and, on an annual basis, elect to receive an additional fixed value compensation in the form of either DSUs or cash payment, less withholding amounts, to purchase common shares. A DSU is equal to one common share. Before 2014, the CEO could also receive DSUs. These units vest on their grant date and are paid in cash to the CEO and directors of the board on their death or retirement, or in the case of the CEO, in cash on termination. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. These units are recorded at fair value. DSUs are adjusted for dividends as they arise, based on the number of units outstanding on the record date.

During the quarter, 10,051 DSUs (June 30, 2016 – 9,568) were issued and 66,021 DSUs were paid at a value of $2,051,000. At June 30, 2017, 420,532 DSUs were outstanding at the fair value of $13,751,000 (December 31, 2016 – 466,365 DSUs were outstanding at a fair value of $16,150,000).

16. FAIR VALUE MEASUREMENTS

All financial instruments carried at fair value are categorized into one of the following categories:

•	Level 1 – quoted market prices

•	Level 2 – valuation techniques (market observable)

•	Level 3 – valuation techniques (non-market observable)

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. During 2017, no change was made to the method of determining fair value.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-22	Stantec Inc.

During the two quarters ended June 30, 2017, no transfers were made between levels 1 and 2 fair value measurements.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis as at June 30, 2017:

Quoted Prices
in Active
			Markets	Significant
			for	Other	Significant
			Identical	Observable	Unobservable
		Carrying	Items	Inputs	Inputs
		Amount	(Level 1)	(Level 2)	(Level 3)
(In thousands of Canadian dollars)	Note	$	$	$	$

Investments held for self-insured liabilities	11	142,756	-	142,756	-

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis as at June 30, 2017:

Quoted Prices
in Active
			Markets	Significant
			for	Other	Significant
		Fair Value	Identical	Observable	Unobservable
		Amount of	Items	Inputs	Inputs
		Liability	(Level 1)	(Level 2)	(Level 3)
(In thousands of Canadian dollars)	Note	$	$	$	$

Notes payable	12	76,932	-	76,932	-

The fair value of notes payable is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

17. FINANCIAL INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, cash in escrow, trade and other receivables, investments held for self-insured liabilities, holdbacks on long-term contracts, and indemnifications.

The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which, at June 30, 2017, was $1,180,702,000 (December 31, 2016 – $1,203,532,000).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds, equities, and term deposits. The Company believes the risk associated with corporate bonds, equities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-23	Stantec Inc.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables, which, at June 30, 2017, was 53 days (December 31, 2016 – 57 days).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $800 million revolving credit facility and term loan, and the issuance of common shares. The unused capacity of the revolving credit facility at June 30, 2017, was $487,592,000 (December 31, 2016 – $329,141,000). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 18).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1 to 3 Years $	After 3 Years $

December 31, 2016
Trade and other payables	718,197	718,197	-	-
Long-term debt	1,022,956	92,390	929,478	1,088
Other financial liabilities	9,969	2,378	7,591	-

Total contractual obligations	1,751,122	812,965	937,069	1,088

June 30, 2017
Trade and other payables	664,262	664,262	-	-
Long-term debt	803,444	200,915	601,487	1,042
Other financial liabilities	10,615	3,111	7,504	-

Total contractual obligations	1,478,321	868,288	608,991	1,042

In addition to the financial liabilities listed in the table, the Company will pay interest on the revolving credit facility and the term loan outstanding in future periods. Further information on long-term debt is included in note 12.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility and term loan are based on floating interest rates. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds and term deposits.

If the interest rate on the Company’s revolving credit facility and term loan balances at June 30, 2017, was 0.5% higher, with all other variables held constant, net income would have decreased by $1,297,000. If it was 0.5% lower, an equal and opposite impact on net income would have occurred.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency–denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-24	Stantec Inc.

If exchange rates were 1.0% lower at June 30, 2017, with all other variables held constant, net income would have increased by $34,000. If they were 1.0% higher, an equal and opposite impact on net income would have occurred.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income (loss). The Company does not hedge for this foreign exchange risk.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified.

A 1.0% increase in equity prices at June 30, 2017, would have increased the Company’s comprehensive income by $325,000. A 1.0% decrease would have had an equal and opposite impact on comprehensive income.

18. CAPITAL MANAGEMENT

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to Normal Course Issuer Bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining a net debt to EBITDA ratio below 2.5. This target is established annually and monitored quarterly, and is the same target as in 2016.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents and cash in escrow, divided by (2) EBITDA, calculated as income before income taxes, net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio at June 30, 2017, was 1.34 (December 31, 2016 – 2.38), calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

The Company is subject to restrictive covenants related to its Credit Facilities (measured quarterly). These covenants include, but are not limited to, a leverage ratio and an interest coverage ratio (non-IFRS measures). The leverage ratio is calculated as consolidated debt to EBITDA, and the interest coverage ratio is calculated as EBITDA to interest expense. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation.

The Company was in compliance with the covenants under these agreements as at and throughout the six months ended June 30, 2017.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-25	Stantec Inc.

19. EMPLOYEE COSTS

		For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	Note	2017 $	2016 $	2017 $	2016 $

Wages, salaries, and benefits		639,301	568,023	1,264,542	1,018,078
Pension costs		16,252	14,804	35,759	28,275
Share-based compensation	15	539	393	3,149	1,276

Total employee costs		656,092	583,220	1,303,450	1,047,629

Direct labor		412,186	360,420	813,606	649,929
Indirect labor		243,906	222,800	489,844	397,700

Total employee costs		656,092	583,220	1,303,450	1,047,629

Direct labor costs include salaries, wages, and related fringe benefits for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income. Included in the Company’s year-to-date pension costs is $34,479,000 (June 30, 2016 – $27,875,000) related to defined contribution plans.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-26	Stantec Inc.

20. CASH FLOW INFORMATION

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	2017 $	2016 $	2017 $	2016 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period	97,634	21,171	39,628	51,792
Add (deduct) items not affecting cash:
Depreciation of property and equipment	13,568	12,547	27,474	22,604
Amortization of intangible assets	18,727	19,941	42,237	30,744
Deferred income taxes	(120,912)	2,378	(27,696)	245
(Gain) loss on sale of property and equipment	(170)	106	(215)	395
Realized gain on available-for-sale equity securities	(527)	-	(622)	-
Gain on sale of a subsidiary	(54,576)	-	(54,576)	-
Share-based compensation	539	393	3,149	1,276
Provision for self-insured liabilities and claims	8,667	5,464	13,760	8,884
Share of income from joint ventures and associates	(1,252)	(704)	(1,985)	(1,076)
Other non-cash items	(834)	(1,368)	(2,917)	(493)

	(39,136)	59,928	38,237	114,371

Trade and other receivables	8,194	1,421	5,605	75,731
Unbilled revenue	(26,363)	3,863	(53,378)	(45,530)
Prepaid expenses	500	(4,544)	4,457	(4,262)
Income taxes recoverable	122,987	(8,495)	127,847	(13,432)
Trade and other payables	45,734	(7,253)	(65,283)	(87,567)
Deferred revenue	(8,215)	(13,963)	18,592	(18,008)

	142,837	(28,971)	37,840	(93,068)

Cash flows used in operating activities	103,701	30,957	76,077	21,303

A reconciliation of liabilities arising from financing activities for the quarter ended June 30, 2017 is as follows:

		Statement of cash flows		Non-cash changes

(In thousands of Canadian dollars)	March 31, 2017 $	Proceeds $	Repayments or Payments $	Foreign Exchange $	Other $	June 30, 2017 $

Revolving credit facilities	494,443	122,859	(364,180)	2,240	-	255,362
Term loan	452,896	-	-	4,841	283	458,020
Finance lease obligations	11,958	-	(6)	(4)	-	11,948
Dividends to shareholders	14,273	-	(14,273)	-	14,226	14,226

Total liabilities from financing activities	973,570	122,859	(378,459)	7,077	14,509	739,556

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-27	Stantec Inc.

A reconciliation of liabilities arising from financing activities for the two quarters ended June 30, 2017 is as follows:

		Statement of cash flows		Non-cash changes

(In thousands of Canadian dollars)	January 1, 2017 $	Proceeds $	Repayments or Payments $	Foreign Exchange $	Other $	June 30, 2017 $

Revolving credit facilities	416,130	202,552	(364,180)	860	-	255,362
Term loan	454,106	-	-	3,347	567	458,020
Finance lease obligations	23,073	-	(11,015)	(110)	-	11,948
Dividends to shareholders	12,834	-	(27,107)	-	28,499	14,226

Total liabilities from financing activities	906,143	202,552	(402,302)	4,097	29,066	739,556

21. RELATED-PARTY DISCLOSURES

At June 30, 2017, the Company had subsidiaries and structured entities that it controlled and included in its consolidated financial statements. These subsidiaries and structured entities are listed in the Company’s December 31, 2016, annual consolidated financial statements. The Company also enters into related-party transactions through a number of individually immaterial joint ventures and associates. These transactions involve providing or receiving services entered into in the normal course of business and, for the two quarters ended June 30, 2017, were not materially different from those disclosed in the Company’s December 31, 2016, annual consolidated financial statements.

Compensation of key management personnel and directors of the Company

		For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	Note	2017 $	2016 $	2017 $	2016 $

Salaries and other short-term employment benefits		2,538	3,023	5,658	6,251
Directors’ fees		223	175	448	487
Share-based compensation	15	(145)	(141)	796	(298)

Total compensation		2,616	3,057	6,902	6,440

The Company’s key management personnel include its CEO, chief operating officer, chief business officer, chief financial officer, and executive vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting period. Share-based compensation includes the fair value adjustment for the period.

22. SEGMENTED INFORMATION

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas and service offerings, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its two primary service offerings and regional geographic areas.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-28	Stantec Inc.

The three Consulting Services reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities. The Construction Services reportable segment provides construction management at-risk services primarily on water-related projects.

Segment performance is evaluated by the CEO based on gross margin and is measured consistently with gross margin in the consolidated financial statements. Transfer prices between reportable segments are on an arm’s-length basis in a manner similar to transactions with third parties. Inter-segment revenues are eliminated on consolidation and reflected in the “adjustments and eliminations” column. Comparative figures in the table below were reclassified due to a realignment between the Consulting Services—United States and Consulting Services—Global reportable segments.

Reportable segments

	For the quarter ended June 30, 2017

	Consulting Services					Adjustments
				Construction	Total	and
	Canada	United States	Global	Services	Segments	Eliminations	Consolidated
(In thousands of Canadian dollars)	$	$	$	$	$	$	$

Total gross revenue	306,672	590,867	180,913	276,154	1,354,606	(35,925)	1,318,681
Less inter-segment revenue	8,009	7,389	16,739	3,788	35,925	(35,925)	-

Gross revenue from external customers	298,663	583,478	164,174	272,366	1,318,681	-	1,318,681
Less subconsultants and other direct expenses	36,569	130,318	47,653	212,654	427,194	-	427,194

Total net revenue	262,094	453,160	116,521	59,712	891,487	-	891,487

Gross margin	140,346	252,816	65,528	20,611	479,301	-	479,301

	For the quarter ended June 30, 2016

	Consulting Services					Adjustments
				Construction	Total	and
	Canada	United States	Global	Services	Segments	Eliminations	Consolidated
(In thousands of Canadian dollars)	$	$	$	$	$	$	$

Total gross revenue	301,557	514,111	121,872	143,680	1,081,220	(34,578)	1,046,642
Less inter-segment revenue	8,446	4,374	18,755	3,003	34,578	(34,578)	-

Gross revenue from external customers	293,111	509,737	103,117	140,677	1,046,642	-	1,046,642
Less subconsultants and other direct expenses	33,938	111,580	23,533	100,265	269,316	-	269,316

Total net revenue	259,173	398,157	79,584	40,412	777,326	-	777,326

Gross margin	138,197	216,246	47,656	14,807	416,906	-	416,906

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-29	Stantec Inc.

	For the two quarters ended June 30, 2017

	Consulting Services					Adjustments
				Construction	Total	and
	Canada	United States	Global	Services	Segments	Eliminations	Consolidated
(In thousands of Canadian dollars)	$	$	$	$	$	$	$

Total gross revenue	596,118	1,182,016	335,757	553,434	2,667,325	(72,384)	2,594,941
Less inter-segment revenue	16,503	12,490	34,456	8,935	72,384	(72,384)	-

Gross revenue from external customers	579,615	1,169,526	301,301	544,499	2,594,941	-	2,594,941
Less subconsultants and other direct expenses	69,039	262,544	82,288	415,785	829,656	-	829,656

Total net revenue	510,576	906,982	219,013	128,714	1,765,285	-	1,765,285

Gross margin	273,324	507,053	124,885	46,417	951,679	-	951,679

	For the two quarters ended June 30, 2016

	Consulting Services					Adjustments
				Construction	Total	and
	Canada	United States	Global	Services	Segments	Eliminations	Consolidated
(In thousands of Canadian dollars)	$	$	$	$	$	$	$

Total gross revenue	607,005	950,945	150,076	143,680	1,851,706	(49,681)	1,802,025
Less inter-segment revenue	15,005	7,633	24,040	3,003	49,681	(49,681)	-

Gross revenue from external customers	592,000	943,312	126,036	140,677	1,802,025	-	1,802,025
Less subconsultants and other direct expenses	66,246	201,007	28,533	100,265	396,051	-	396,051

Total net revenue	525,754	742,305	97,503	40,412	1,405,974	-	1,405,974

Gross margin	282,665	401,839	56,734	14,807	756,045	-	756,045

Geographic information: Non-current assets

	June 30	December 31
	2017	2016
(In thousands of Canadian dollars)	$	$

Canada	460,372	471,166
United States	1,351,955	1,479,834
Other countries	279,765	540,522

Total non-current assets	2,092,092	2,491,522

Non-current assets in the table above consist of property and equipment, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-30	Stantec Inc.

Geographic information: Gross revenue

	For the quarter ended		For the two quarters ended
	June 30		June 30

	2017	2016	2017	2016
(In thousands of Canadian dollars)	$	$	$	$

Canada	303,309	293,111	587,887	592,000
United States	750,153	597,651	1,514,959	1,031,226
Other countries	265,219	155,880	492,095	178,799

Total gross revenue from external customers	1,318,681	1,046,642	2,594,941	1,802,025
Gross revenue is attributed to countries based on the location of the project. Gross revenue by services
	For the quarter ended		For the two quarters ended
	June 30		June 30

	2017	2016	2017	2016
(In thousands of Canadian dollars)	$	$	$	$

Consulting Services
Buildings	237,965	198,176	466,666	412,995
Energy & Resources	115,992	109,055	232,325	194,495
Environmental Services	172,184	153,576	331,859	275,585
Infrastructure	297,094	272,429	561,407	519,606
Water	223,080	172,729	458,185	258,667
Construction Services	272,366	140,677	544,499	140,677

Total gross revenue from external customers	1,318,681	1,046,642	2,594,941	1,802,025

The Company’s organizational structure for Consulting Services was realigned from four to five business operating units effective January 1, 2017. Gross revenue for comparative figures were reclassified due to this realignment and a realignment of services.

Customers

The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

23. EVENTS AFTER THE REPORTING PERIOD

RNL Facilities Corporation

On July 28, 2017, the Company acquired all the shares and business of RNL Facilities Corporation (RNL) for cash consideration and notes payable. RNL, based in Denver, Colorado, has additional offices in Phoenix, Arizona; Los Angeles, California; Washington, DC; and Abu Dhabi, United Arab Emirates. RNL provides expertise in architecture, interior design, urban design, and landscaping. This addition will enhance the Company’s Buildings business operating unit.

Dividend

On August 8, 2017, the Company declared a dividend of $0.1250 per share, payable on October 12, 2017, to shareholders of record on September 29, 2017.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017	F-31	Stantec Inc.

Shareholder Information

Head Office
200, 10160 – 112 Street
Edmonton, Alberta
T5K 2L6 Canada

Ph: (780) 917-7000
Fx: (780) 917-7330
ir@stantec.com

Transfer Agent
Computershare
Calgary, Alberta

Auditor
Ernst & Young LLP
Chartered Professional Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial Bank of Commerce

Securities Exchange Listing
Stantec shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol STN.

Stantec